
RECD S.E.C.
AUG 4 - 2004
1086

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


04039564

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.
4-30-04

For the month of April 2004.

Commission File Number 0-27298

BE SEMICONDUCTOR INDUSTRIES N.V.
(Translation oof registrant's name into English)

Marconilaan 4
5151 DR Drunen
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

FORM 20-F _X_ FORM 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

PROCESSED
AUG 04 2004
THOMSON
FINANCIAL

BE Semiconductor Industries N.V. is submitting its annual report to shareholders for the fiscal year ended December 31, 2003. A copy of such annual report is attached hereto as Exhibit 99.1.

Exhibits

99.1 BE Semiconductor Industries N.V. Annual Report to Shareholders for the fiscal year ended December 31, 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BE SEMICONDUCTOR INDUSTRIES N.V.

By: ______________________________

Name: Richard W. Blickman

Title: President and Chief Executive Officer

Date:

BE SEMICONDUCTOR INDUSTRIES N.V.

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	BE Semiconductor Industries N.V. Annual Report to Shareholders for the fiscal year ended December 31, 2003.


Annual Report 2003
Always
Ahead

Besi



Besi is a leading manufacturer of semiconductor

packaging, plating and die handling equipment

[illegible]

[illegible]

advanced, high-performance equipment and inte-

grated systems for the semiconductor industry's

[illegible]

packages, which provide the electronic

[illegible]

the chip and other electronic components and

protect the chip from the external environment.

Our innovative systems offer customers high

productivity and improved yields of defect-free

devices at a low total cost of ownership.

We operate primarily through four wholly

owned divisions.



Annual Report 2003

Besi

Besi

Contents



Company Profile

Besi is a leading manufacturer of semiconductor packaging, plating and die handling equipment for both leadframe and array connect applications. We design and manufacture technologically-advanced, high-performance equipment and integrated systems for the semiconductor industry's assembly process operations. Our equipment is used principally to produce semiconductor packages, which provide the electronic interface and physical connection between the chip and other electronic components and protect the chip from the external environment. Our innovative systems offer customers high productivity and improved yields of defect-free devices at a low total cost of ownership. We operate primarily through four wholly owned divisions.

Our Besi molding division provides Fico automated molding systems and our Besi trim and form division provides Fico trim and form systems.
Our Besi plating division provides Meco plating systems and singulation systems. Our Besi die handling division, combining our former RD Automation and Laurier subsidiary, provides RDA flip chip die attach systems and Laurier automated die sorting systems. In 2001, we began marketing and selling our Advanced Back-end Cluster equipment, or ABC, which is an integrated solution of assembly process equipment, incorporating products from our subsidiaries as well as from other manufacturers.

Our customers are leading US, European and Asian semiconductor manufacturers and packaging subcontractors and include Agere, Amkor, ASE, AVX, Conexant, IBM, Infineon, Intel, Lucent, Micron, Motorola, NSEB, On Semiconductor, Philips and STMicroelectronics. Our equipment performs critical functions in our customers' semiconductor assembly operations and in many cases represents a significant percentage of their installed base of packaging and plating equipment. Our business has benefited from close, long-term relationships with our customers, many of whom have been purchasing our equipment and services for over 30 years. We believe that these customer relationships have contributed to our attaining a leading position in each of our principal product lines.

We were incorporated in May 1995 and are publicly listed since December 1995. Our shares are listed on Nasdaq and Euronext.

Bedrijfsprofiel

Besi is een vooraanstaand producent van machines voor de verschillende stappen in het assemblageproces van halfgeleiders. Verschillende stappen waarvoor Besi machines levert zijn het verpakken oftewel 'packaging', het selecteren ofwel 'die sort', het monteren van halfgeleiders op een contactvlak oftewel flip-chip 'die attach' en ook het middels een elektrolytisch proces aanbrengen van een contactlaag oftewel 'platen'. Onze machines bieden een hoge productiviteit bij maximale 'yield'. Besi opereert vanuit vier productgroepen met elk een specifieke product focus. De Besi Molding groep produceert Fico automatische molding machines en de Besi Trim and Form groep produceert Fico snij- en buigmachines. Onze Besi plating groep produceert Meco electro plating machines, alsmede geautomatiseerde precisie zaagmachines. De Besi die handling groep, waarin RD Automation en Laurier zijn samengevoegd, produceert RDA flip-chip 'die attach' precisie machines en Laurier chip sorteer machines. Besi heeft een geavanceerde assemblagemachine ontwikkeld op basis van 'geclusterde' processen, genaamd ABC (Advanced Back-end Cluster). De ABC integreert zowel producten van Besi-dochterondernemingen als producten van anderen, met als doel het leveren van een compleet assemblageproces.
Besi's klanten zijn de toonaangevende fabrikanten van halfgeleiders en assemblagediensten in de Verenigde Staten, Europa en Azië. Onze apparatuur wordt specifiek gebruikt voor halfgeleidermontage en vormt bij veel klanten een aanzienlijk percentage van hun totaal geïnstalleerde machinepark. Besi profiteert van langdurige, nauwe relaties met de meeste van haar klanten en is ervan overtuigd dat dit heeft bijgedragen tot de huidige toonaangevende positie in vele van haar productlijnen.
Besi is in mei 1995 ontstaan uit het samenvoegen van Fico en Meco en is sinds december 1995 beursgenoteerd. Besi's aandelen staan genoteerd aan de beurs in de Verenigde Staten, Nasdaq, en aan de beurs van Amsterdam, Euronext.


BEST AVAILABLE COPY

BEST
BEST AVAILABLE COPY

Selected Consolidated Financial Data

(Amounts in thousands except share and per share data)

	1999	2000	2001	2002	2003
STATEMENTS OF OPERATIONS	EURO	EURO	EURO	EURO	EURO
Net sales	105,645	197,972	150,030	83,228	85,500
Cost of sales	71,041	121,171	96,253	55,849	63,345
Gross profit	**34,604**	**76,801**	**53,777**	**27,379**	**22,155**
Selling, general and administrative expenses	26,490	33,841	30,563	26,235	25,436
Research and development expenses	7,612	11,440	15,446	12,470	13,564
Write-off of in-process research and development	-	11,461	-	-	-
Restructuring charges (release)	(1,067)	-	8,306	786	-
Impairment of intangibles	-	-	-	3,302	287
Amortization of intangible assets	2,744	3,126	3,848	2,591	2,522
Total operating expenses	**35,779**	**59,868**	**58,163**	**45,384**	**41,809**
Operating income (loss)	**(1,175)**	**16,933**	**(4,386)**	**(18,005)**	**(19,654)**
Interest income (expense), net	(563)	2,814	4,240	3,395	2,815
Other income, net	1,180	-	-	-	-
Income (loss) before taxes and equity in earnings (loss) of affiliated companies and minority interest	**(558)**	**19,747**	**(146)**	**(14,610)**	**(16,839)**
Income taxes (benefit)	(1,098)	6,311	518	2,404	(3,292)
Income (loss) before equity in earnings (loss) of affiliated companies and minority interest	**540**	**13,436**	**(664)**	**(17,014)**	**(13,547)**
Equity in earnings (loss) of affiliated companies and loss on sale of affiliated companies	1,891	5,031	(16,314)	-	-
Minority interest	-	-	-	3	50
Net income (loss)	**2,431**	**18,467**	**(16,978)**	**(17,011)**	**(13,497)**
EARNINGS (LOSS) PER SHARE					
Basic	0.09	0.61	(0.53)	(0.54)	(0.44)
Diluted	0.09	0.61	(0.53)	(0.54)	(0.44)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO COMPUTE EARNINGS (LOSS) PER SHARE					
Basic	26,394,425	30,242,151	31,794,675	31,462,482	30,813,681
Diluted	26,415,048	30,351,462	31,794,675	31,462,482	30,813,681
OTHER OPERATING DATA:					
Net sales per employee	130	254	183	124	123
Capital expenditures	1,213	6,311	3,393	4,903	11,889
Depreciation of property, plant and equipment	4,985	4,465	4,495	4,135	3,947
Net cash provided by (used in) operating activities	4,878	12,066	14,942	(4,224)	5,296

Semiconductor Market
(Annual growth market)


50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
300
bln$
225
150
75
0

1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

15% trend
Semiconductor sales (in $ bln)
% change

Source: VLSI Research January 2004

Semiconductor Equipment, Assembly and Packaging
(in US$ billion)


60
50
40
30
20
10
0

1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008

Semiconductor Equipment
Assembly
Packaging

Source: VLSI Research January 2004

2003-2008:
CAGR Semiconductor Equipment: 13.4%
CAGR Assembly: 10.4%
CAGR Packaging Equipment: 9.8%

Net Sales 1999-2003



2003
2002
2001
2000
1999
0
50
100
150
200
250

Net Sales per Employee 1999-2003



2003
2002
2001
2000
1999
0
50
100
150
200
250
300

Average Number of Employees 1999-2003



2003
2002
2001
2000
1999
0
250
500
750
1.000

Backlog 1999-2003



2003
2002
2001
2000
1999
0
50
100
150

Letter to Shareholders

Letter to Shareholders

Dear Shareholders,

Our business in 2003 continued to be adversely affected by one of the most difficult semiconductor industry environments in recent memory. Our net sales in euro have increased only marginally in 2003 versus 2002, but we began to see an increase in sales and bookings during the fourth quarter of 2003. In spite of our efforts to control and reduce expense levels, we continued to generate net losses in 2003 albeit at reduced levels in comparison with 2002. Despite such a difficult industry environment, we did record some important operational achievements in 2003, including the:

- start up of our tooling operations in mainland China;
- completion of our 80,000 square foot Duiven molding, trim and form integration and tooling facility which became operational in the second half of 2003;
- addition of 13 new customers for individual product sales;
- introduction and initial shipment of our new DS-9000 die sorting machine; and
- generation of positive net cash provided by operating activities of € 5.3 million, despite our significant net loss for the year, as compared to net cash used in operations of € 4.2 million in 2002.

Results of Operations

Net sales for 2003 were € 85.5 million, a 2.8% increase as compared to net sales of € 83.2 million in 2002. Our net loss for 2003 was € 13.5 million, or € 0.44 per share, as compared to a net loss of € 17.0 million, or € 0.54 per share, in 2002. Of note, our net sales increased from € 17.6 million in the third quarter of 2003 to € 23.4 million in the fourth quarter. Our operating loss increased from € 18.0 million in 2002 to € 19.7 million in 2003. Such increase was primarily due to a decrease in gross profit of € 5.2 million, principally caused by charges of € 2.9 million related to higher engineering and modification costs and inventory write-downs associated with the completion

Bericht aan de Aandeelhouders

Resultaten

In 2003 zijn onze resultaten wederom negatief beïnvloed door één van de moeilijkste periodes in de historie van de halfgeleider industrie. De omzet in euros steeg in 2003 marginaal in vergelijking met 2002, hoewel in het vierde kwartaal de orderontvangst en omzet een stijgende lijn vertoonden. Ondanks inspanningen om de kosten te reduceren, gaf ook 2003 een negatief resultaat te zien, hoewel het verlies verminderde ten opzichte van 2002.

Ondanks de moeilijke omstandigheden in de industrie hebben we een aantal belangrijke operationele resultaten bereikt, waaronder:

- *het opstarten van tooling activiteiten in China;*
- *het ingebruiknemen van het nieuwe gebouw in Duiven, waar nu alle molding, trim en form*

of a multi-unit order with a specific customer and slightly lower gross margins due to the devaluation of the US dollar against the euro. Operating expenses decreased by € 3.6 million in 2003 as compared to 2002, primarily due to the absence in 2003 of goodwill impairment charges compared to € 3.3 million of goodwill impairment charges in 2002.

The Consolidated Financial Statements presented in this Annual Report are prepared in conformity with accounting principles generally accepted in the United States of America. In accordance with these principles, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002 and as of that date, goodwill amortization ceased. In accordance with accounting principles generally accepted in the Netherlands, goodwill continues to be amortized. As a result, our financial statements prepared in accordance with accounting principles in the Netherlands differ from the results presented in this Annual Report.

Bookings/Backlog

Our backlog at December 31, 2003 decreased by 6.4% to € 39.8 million from € 42.5 million at December 31, 2002, but increased by 13.1% from € 35.2 million at September 30, 2003. New orders in 2003 were € 82.9 million, a decrease of 7.0% as compared to € 89.1 million in 2002. However, new orders in the fourth quarter of 2003 increased by approximately 70% from the third quarter of 2003 to € 28.1 million, reflecting our customers' increased demand due to production capacity constraints for existing devices and increased equipment purchases for the production of new products. The book-to-bill ratio for 2003 was 0.97 as compared to 1.07 for 2002 and was 1.20 for the fourth quarter of 2003.

Product Development

We maintained our commitment to research and development throughout the most recent downturn. Research and development expenses were € 13.6 million in 2003 as compared to € 12.5 million in 2002. Development spending in 2003 was primarily focused on the finalization and introduction of a number of new products that we are hopeful will be the platform for future sales growth and increased future market share.

This year, we launched the following new products:

- the DS-9000 high speed die sorter;
- the AMS-i molding machine;
- the Trim and Form Compact Line, providing a 50% reduction in customer cost of ownership;

en tooling activiteiten onder één dak gebracht zijn;

- *het toevoegen van 13 nieuwe klanten aan het klantenbestand voor diverse producten;*
- *de introductie en eerste uitlevering van een nieuwe die sorting machine, type DS-9000;*
- *ondanks significante verliezen gedurende het jaar, een positieve operationele kasstroom van € 5.3 mio in 2003 ten opzichte van een negatieve operationele kasstroom van € 4.2 mio in 2002.*

Corporate Governance

De Raad van Bestuur onderkent het grote belang van corporate governance, waarbij de belangrijkste elementen transparantheid, onafhankelijkheid en het afleggen van verantwoording zijn. De Raad van Bestuur evalueert voortdurend alle ontwikkelingen op het gebied van corporate governance.

De Raad van Bestuur heeft de ontwikkeling en afkondiging van de nadere regels door de Amerikaanse SEC naar aanleiding van de 'Sarbanes-Oxley Act' en de ontwikkeling van regelgeving

- the ABC/MISS line for the singulation of array connect devices in a clustered machine environment; and
- a new laser cutting machine for array connect devices.

Financial Condition

At December 31, 2003, we continued to maintain significant cash reserves and a strong liquidity position. At such date, we had € 108.9 million in cash and our shareholders' equity was € 183.5 million. Our solvency ratio was 82.9%. Our cash position decreased by € 11.0 million as of December 31, 2003 as compared to December 31, 2002, primarily as a result of € 11.9 million in capital expenditures, mainly for the construction of the new 80,000 square foot Duiven molding and tooling manufacturing facility and the establishment of our Chinese tooling manufacturing facility. Capital spending in 2002 was € 4.9 million. We expect capital expenditures in 2004 to decrease to approximately € 5.0 million of which a significant portion will be utilized to further expand our production capacity in China. In addition, we spent € 0.3 million on repurchases of our ordinary shares in 2003 under our stock repurchase program adopted in June 2002. This program is now completed, and pursuant to the program, we repurchased one million ordinary shares at an average price of € 5.22 per share.

Corporate Governance

The Board of Management acknowledges the importance of good corporate governance, the most important elements of which are transparency, independence and accountability. The Board of Management continuously reviews important corporate governance developments.

The Board of Management has closely followed the development of rules promulgated by the United States Securities and Exchange Commission (the "SEC") to implement the provisions of the Sarbanes-Oxley Act and rules promulgated by the NASDAQ Stock Market Inc. amending the listing requirements of the NASDAQ National Market. The Company meets the requirements of all such rules to the extent applicable to the Company.
In 2003, the Board of Management prepared the Besi Code of Business Conduct and Ethics. This Code is available on the company's website at www.besi.com. In the Netherlands, the Tabaksblat Committee finalized its corporate governance code. The code is based on the "apply or explain" principle. The Board of Management jointly with the Supervisory Board prepared a proposal for

van de Nasdaq ten aanzien van de Nasdaq noteringsregels nauwlettend gevolgd. De Vennootschap voldoet aan alle regels die op de Vennootschap van toepassing zijn.
In 2003 heeft de Raad van Bestuur de "Besi Code of Business Conduct and Ethics" voorbereid. Deze code is gepubliceerd op de website www.besi.com.

In Nederland heeft de Commissie Tabaksblat de definitieve versie van de code vastgesteld. De Raad van Bestuur heeft in nauwe samenwerking met de Raad van Commissarissen de Besi corporate governance code voorbereid (de "Besi Code"). De Besi Code volgt alle principes en de meeste "best practices" van de Tabaksblat code. De Raad van Bestuur en de Raad van Commissarissen hechten er waarde aan dat de aandeelhouders zich kunnen verenigen met de Besi Code. Om die reden zal de Besi Code op de Algemene Vergadering van Aandeelhouders van 25 maart 2004 ter goedkeuring aan de aandeelhouders worden voorgelegd.
Het voorstel is op de website www.besi.com gepubliceerd.

the Besi corporate governance code (the "Besi Code") based on the principles and best practice rules of the Tabaksblat code. The Besi Code follows all principles of the Tabaksblat code and applies almost all best practice rules. The Board of Management and the Supervisory Board consider it important that the shareholders of the company agree with the contents of the Besi Code. The proposal will therefore be submitted to the shareholders for approval at the Annual General Shareholders Meeting to be held on March 25, 2004. The draft for the Besi Code is available on the company's website at www.besi.com.

New Management Appointments

On October 1, 2003, Mr. G. Savenije joined our management team in the role of Chief Technology Officer. On October 1, 2003, Mr. F. Jonckheere was promoted to Managing Director of Besi Plating, formerly Meco. On November 1, 2003, Mr. G. in 't Veld joined as Managing Director of Besi Singulation, formerly Meco. On January 5, 2004, Mr. H. Wunderl joined as Managing Director of our North American Besi Die Handling and will be appointed as executive member of Besi's Management Board on March 25, 2004. He will be located in Manchester, New Hampshire, USA.

Outlook

As of today, independent market forecasters believe that the outlook for the semiconductor equipment industry in 2004 is positive as compared to 2003. In this regard, we witnessed a strengthening of bookings towards the end of the third quarter and during the fourth quarter of 2003. Based on this outlook and our increased bookings, we expect net sales to increase in 2004 when compared to 2003, resulting in an improvement of our operating results compared to 2003. However, the substantial strengthening of the euro against the US dollar may potentially have an adverse effect on net sales growth and gross margins in 2004.

From an operational perspective, we would like to highlight a number of key objectives that we hope to achieve in 2004. They include (i) completing new generations and enhancements to our packaging, plating and die handling product lines to meet customer demands in the current industry upturn, (ii) further increasing our tooling manufacturing infrastructure in mainland China, (iii) increasing our efforts to subcontract certain non-core manufacturing functions to the Asia Pacific region in order to reduce our production costs and our exposure to the US dollar versus the euro, and (iv) making additional product line acquisitions, if available, at reasonable valuations, to further enhance our assembly integration strategy and increase our market presence in the assembly market.

We realize that these ambitious targets can only be met with the continued support of our customers, shareholders, workforce, partners and suppliers around the world for which we are grateful.

We look forward to sharing our progress with you in the year to come.

Board of Management
Richard W. Blickman
President and CEO

February 10, 2004

Report of the Supervisory Board

Financial Statements

At its meeting on February 9, 2004, the Supervisory Board adopted the financial statements and the notes thereto of BE Semiconductor Industries N.V. ("the Company") for the financial year ended December 31, 2003 provided in this Annual Report (the "2003 US Financial Statements"), as prepared by the Board of Management. The 2003 US Financial Statements presented in this Annual Report have been prepared in conformity with accounting principles generally accepted in the United States of America. KPMG Accountants, independent public auditors, duly examined the 2003 US Financial Statements. The report of KPMG is included in this Annual Report.

At its meeting on February 9, 2004, the Supervisory Board also adopted financial statements and notes thereto of the Company for the fiscal year ended December 31, 2003 as required by applicable rules and regulations in the Netherlands (the "2003 Statutory Financial Statements"). Under applicable rules and regulations in the Netherlands, the Statutory Financial Statements must be prepared in accordance with accounting principles generally accepted in the Netherlands. KPMG Accountants, independent public auditors, duly examined the 2003 Statutory Financial Statements and issued an unqualified opinion. The 2003 Statutory Financial Statements are not included in this Annual Report, but will be made available in connection with the Company's Annual General Meeting for approval.

The 2003 US Financial Statements reflect the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002, as required by generally accepted accounting principles in the United States of America, which required that goodwill amortization ceases as of January 1, 2002. In contrast, the 2003 Statutory Financial Statements

Verslag van de Raad van Commissarissen

De Jaarrekening

De Raad van Commissarissen van BE Semiconductor Industries N.V. (de "Vennootschap") heeft in zijn vergadering van 9 februari 2004 de jaarrekening met toelichting van de Vennootschap voor het boekjaar 2003 (de "2003 US Financial Statements"), zoals die door de Raad van Bestuur van de Vennootschap was opgesteld, vastgesteld. Deze '2003 US Financial Statements', die zijn opgenomen in dit jaarverslag, zijn opgesteld met inachtneming van de in de Verenigde Staten geldende regels die van toepassing zijn op het opstellen van jaarrekeningen, 'US GAAP'. Deze '2003 US Financial Statements' zijn door KPMG Accountants beoordeeld en de verklaring van KPMG is in dit jaarverslag opgenomen. Tevens heeft de Raad van Commissarissen op 9 februari 2004 de jaarrekening van de Vennootschap voor het boekjaar 2003 vastgesteld, die is opgesteld volgens de in Nederland geldende regels die van toepassing zijn op het opstellen van jaarrekeningen (de "2003 Statutory Financial Statements"). Deze '2003 Statutory Financial Statements' zijn eveneens door KPMG beoordeeld en van een goedkeurende verklaring voorzien. Deze '2003 Statutory Financial Statements' zijn niet in dit jaarverslag opgenomen, maar zullen tijdig, voorafgaand aan de Algemene Vergadering van Aandeelhouders van de Vennootschap, beschikbaar zijn.

reflect the continued amortization of goodwill, as required by accounting principles generally accepted in the Netherlands. Accordingly, the reported results in the 2003 Statutory Financial Statements differ from the results presented in the 2003 US Financial Statements contained in this Annual Report.

The Supervisory Board recommends that the shareholders approve the 2003 Statutory Financial Statements as submitted by the Board of Management and adopted by the Supervisory Board.
The Board of Management has also included a proposal that a dividend will not be declared for the year ended December 31, 2003.

Supervision

The Company has a two-tier board structure consisting of a Management Board and a separate board supervising management. The Supervisory Board is composed of four independent, non-executive members. In 2005, all members of the Supervisory Board will retire by rotation. In order to create a better rotation phasing, the Supervisory Board has adopted a revised rotation schedule. According to this schedule, one Supervisory Board member will retire every year. Following this schedule, Mr. W. D. Maris, Chairman of the Supervisory Board, and Mr. T. de Waard will retire by rotation in 2004. They have indicated to the Supervisory Board that they are available for re-appointment: Mr. W. D. Maris is intended to be re-appointed for two years and Mr. T. de Waard is intended to be re-appointed for three years. Furthermore Mr. D. Sinninghe Damsté, and Mr. E. B. Polak will retire by rotation in 2005.

The Supervisory Board met nine times during 2003. Special attention was paid to recent developments related to corporate governance, especially changes stemming from the passage and enactment of the Sarbanes-Oxley Act of 2002 in the United States and

De '2003 US Financial Statements' zijn opgesteld met inachtneming van 'SFAS No. 142', "Goodwill and Other Intangible Assets", zoals van kracht sinds 1 januari 2002. Op grond van deze nieuwe regels, die onderdeel uitmaken van 'US GAAP', mag goodwill niet langer worden afgeschreven. Volgens Nederlandse regels moet goodwill echter wel worden afgeschreven, hetgeen ook in de '2003 Statutory Financial Statements' is verwerkt. Dit heeft tot gevolg dat de resultaten die blijken uit de '2003 Statutory Financial Statements' afwijken van de resultaten van de in dit jaarverslag opgenomen '2003 US Financial Statements'.

De Raad van Commissarissen beveelt de aandeelhouders aan de '2003 Statutory Financial Statements' goed te keuren in overeenstemming met het voorstel daartoe van de Raad van Bestuur, met tevens daarbij de aanbeveling geen dividend over 2003 uit te keren.

Toezicht

De Vennootschap heeft een "two-tier" bestuursstructuur, die bestaat uit een Raad van Bestuur en een Raad van Commissarissen, die toezicht houdt op de Raad van Bestuur. De Raad van Commissarissen bestaat uit vier onafhankelijke leden. In 2005 zijn alle Commissarissen aftredend. Om te voorkomen dat alle leden van de Raad van Commissarissen tegelijkertijd zullen aftreden, is een rooster van aftreden opgesteld, waarbij ieder jaar één van de Commissarissen aftredend zal zijn. Volgens dit rooster zijn de heren the developments regarding the Tabaksblat corporate governance code in the Netherlands. Topics of the meetings included, among other items:

- the Company's general strategy, especially in view of the ongoing depressed market conditions throughout the year 2003;
- its financial performance, whereby the actual developments for all product groups were discussed in detail on a quarterly basis compared to planned developments;
- its quarterly update of the estimate of the financial performance for all product groups for the remainder of the year;
- approval of all periodic filings with the United States Securities and Exchange Commission and Euronext Amsterdam;
- the performance and internal division of tasks of the Board of Management;
- potential strategic alliances and acquisitions;
- the general risks associated with the operation of the Company;
- the Supervisory Board's own performance; and
- the approval of the 'Besi Code of Business Conduct and Ethics'.

Frequent contact took place between the chairman of the Supervisory Board and the Company's management.

Corporate Governance

The Supervisory Board acknowledges the importance of good corporate governance, where the most important elements are transparency, independence and accountability. The Supervisory Board continuously reviews important corporate governance developments.

The Board reviewed the development of rules promulgated by the United States Securities and Exchange Commission, to implement the provisions of the Sarbanes-Oxley Act and rules promulgated

Maris en De Waard in 2004 aftredend. Zij hebben de Raad van Commissarissen te kennen gegeven voor herbenoeming beschikbaar te zijn. Het is het voornemen dat de heer Maris zal worden herbenoemd voor een periode van twee jaar en de heer De Waard voor een periode van drie jaar. De termijn van de heren Sinninghe Damsté en Polak zal in 2005 aflopen.

De Raad van Commissarissen vergaderde gedurende het jaar 2003 negen keer. De Raad heeft het afgelopen jaar veel aandacht besteed aan de ontwikkelingen rond corporate governance zoals de "Sarbanes-Oxley Act" en de Commissie Tabaksblat. Verder kwamen ondermeer de volgende onderwerpen aan de orde:

- *de strategie van de Vennootschap, met name in verband met de aanhoudend slechte marktomstandigheden in 2003;*
- *de financiële prestaties, waarbij in detail de financiële, op kwartaalbasis herziene, planning van alle productgroepen met de actuele ontwikkelingen vergeleken werden;*
- *toestemming voor alle filings bij de Amerikaanse Securities and Exchange Commission ("SEC") en Euronext Amsterdam;*
- *het functioneren van en de interne taakverdeling binnen de Raad van Bestuur;*
- *mogelijke strategische samenwerkingen en potentiële acquisities;*
- *de risico's verbonden aan de bedrijfsvoering;*
- *het eigen functioneren van de Raad van Commissarissen;*

by the NASDAQ Stock Market Inc. amending the listing requirements of the NASDAQ National Market. In the Netherlands the Tabaksblat Committee finalized its corporate governance code. The code is based on the "apply or explain" principle. The Board reviewed the proposal for the Besi corporate governance code in which the best practice rules of the Tabaksblat Committee are covered by indicating where Besi applies or explains how it implements the code. The proposal will be presented to the shareholders for approval at the Annual General Shareholders Meeting to be held on March 25, 2004.

The Supervisory Board has two committees, the Audit Committee and the Remuneration Committee.

Audit Committee

In view of the number of members of the Supervisory Board, the Supervisory Board acts as the Audit Committee. The Audit Committee therefore has four independent members. The Audit Committee fulfills its responsibilities by carrying out the activities enumerated in its internal checklist as follows:

- the Committee assists the Supervisory Board in fulfilling its oversight responsibilities by reviewing:
  - the financial reports and other financial information provided by the Company to any governmental body or the public;
  - the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics; and
  - the Company's auditing, accounting and financial reporting processes generally;
- the Committee is directly responsible for the oversight of the independent auditor and has sole authority and responsibility for their appointment, (subject to shareholder ratification) termination and compensation. The independent auditor reports directly to the Audit Committee and the Committee is responsible for the resolution of any

- *het goedkeuren van de 'Besi Code of Business Conduct and Ethics'.*

Ook los van de vergaderingen is er regelmatig contact geweest tussen de Raad van Bestuur en de voorzitter van de Raad van Commissarissen.

Corporate Governance

De Raad van Commissarissen onderkent het grote belang van corporate governance, waarbij de belangrijkste elementen transparantheid, onafhankelijkheid en het afleggen van verantwoording zijn. De Raad van Commissarissen evalueert voortdurend alle ontwikkelingen op het gebied van corporate governance. Het betreft de evaluatie van de regels die de Amerikaanse SEC heeft uitgevaardigd naar aanleiding van de 'Sarbanes-Oxley Act' en regelgeving van de Nasdaq; in Nederland gaat het om de definitieve versie van de code Tabaksblat. De Raad van Commissarissen heeft het voorstel voor de Besi corporate governance code geëvalueerd, die in belangrijke mate de 'best practices' van de code Tabaksblat overneemt en verschillen toelicht.
De Besi corporate governance code zal op de jaarvergadering van 25 maart 2004 ter goedkeuring aan de aandeelhouders worden voorgelegd.

Audit Committee

De voltallige Raad van Commissarissen is lid van het 'Audit Committee'. De taken en verantwoordelijk-

disagreements between management and the independent auditor regarding financial reporting;
- the Committee approves all audit fees and terms and all non-audit services provided by the independent auditor, and considers whether these services are compatible with the auditor's independence;
- the Committee serves as an independent and objective party to monitor the Company's financial reporting process and internal control systems;
- the Committee provides an open avenue of communication among the Company's independent accountants, financial and senior management, and the Supervisory Board; and
- the Committee has established and maintains procedures for (i) the receipt, retention and treatment of complaints and (ii) the anonymous submission of confidential concerns by employees regarding accounting matters.

In 2003, the Audit Committee met nine times to discuss the scope and results of audits and reviews of the Company's external auditor, KPMG, to review the Company's internal accounting control policies and procedures, and to review all periodic filings with the SEC and Euronext Amsterdam. The Company's external auditor, KPMG, attended all meetings. Furthermore, the Audit Committee separately met with the auditor outside the presence of management. Frequent contact took place between the chairman of the Audit Committee and management of the company. During 2003, the Audit Committee focused on identifying the Company's critical accounting policies, new accounting pronouncements and the developments of IFRS and the convergence between IFRS and US GAAP.

The Audit Committee closely followed the adoption of the Sarbanes-Oxley Act and the development of the rules promulgated by the United States Securities and Exchange Commission, implementing the

heden van het 'Audit Committee', vastgelegd in een interne checklist, zijn de volgende:
- *het assisteren van de Raad van Commissarissen bij het houden van toezicht op de interne en externe financiële rapportering, interne controlesystemen en de processen rondom audits, accounting en rapportering;*
- *het houden van direct toezicht op het functioneren van de externe accountant;*
- *het voordragen voor benoeming van de externe accountant aan de Algemene Vergadering van Aandeelhouders;*
- *het goedkeuren van de audit fees en alle toegestane werkzaamheden van de controlerend accountant, naast de jaarrekeningcontrole;*
- *het zorgdragen voor een open communicatie tussen Raad van Bestuur, financiële staf, externe accountant en Raad van Commissarissen.*

Het 'Audit Committee' heeft procedures ingesteld voor het (anoniem) melden en behandelen van klachten door personeel van de Vennootschap betreffende de financiële rapportering en de controle hierop.

Het 'Audit Committee' vergaderde gedurende het boekjaar 2003 negen keer in aanwezigheid van de externe accountant. Tijdens de 'Audit Committee' vergaderingen werden de inhoud en de bevindingen van accountantscontroles besproken, alsmede de accountingprocedures en interne controle. Tevens werden alle filings bij de SEC en Euronext Amsterdam besproken. Het 'Audit Committee' vergaderde provisions of the Sarbanes-Oxley Act, and rules promulgated by the NASDAQ Stock Market Inc. amending the listing requirements of the NASDAQ National Market.

In anticipation of the passage of the Act and the implementation of the new rules, the Audit Committee reviewed and analyzed the provision of audit services to the Company. This procedure has been completed, and the Supervisory Board has proposed that KPMG be appointed as the Company's auditor for the fiscal year ending December 31, 2003. This proposal was approved by the shareholders at the Annual General Shareholders Meeting held on March 27, 2003.

In 2003, the Audit Committee evaluated the performance of KPMG and advised the Supervisory Board to propose that KPMG be appointed as the Company's auditor for the fiscal year ending December 31, 2004. This proposal will be presented to the shareholders for approval at the Annual General Shareholders Meeting to be held on March 25, 2004.

In 2003, the Audit Committee adopted Audit Committee Policies and Practices regarding the following:

- "Hiring employees and former employees of the Company's independent Auditor". This policy prohibits certain key staff of the Company's auditor to assume a senior finance position at the Company;
- "Raising and investigating complaints or concerns about accounting or auditing matters". This policy establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters. Furthermore for the confidential, anonymous

ook met de accountant zonder aanwezigheid van de Raad van Bestuur. Daarnaast was er regelmatig contact tussen de Raad van Bestuur en de voorzitter van het 'Audit Committee'. Gedurende het boekjaar 2003 is binnen het 'Audit Committee' de nadruk gelegd op de meest relevante accountingprocedures, nieuwe accountingregels en de ontwikkelingen rondom IFRS en het 'convergence' project tussen IFRS en 'US GAAP'.

Het 'Audit Committee' heeft de invoering van de 'Sarbanes Oxley Act' en de in aansluiting daarop, door de Amerikaanse SEC uitgevaardigde regelgeving, nauwlettend gevolgd. Vooruitlopend op de invoering van verdere regelgeving heeft het 'Audit Committee' de uitvoering en kwaliteit van de accountantswerkzaamheden door de accountant beoordeeld. Deze procedure is afgerond en de Raad van Commissarissen heeft de benoeming van KPMG als accountant van de Vennootschap voor het boekjaar 2003 voorgesteld tijdens de Algemene Vergadering van Aandeelhouders gehouden op 27 maart 2003. Dit voorstel is door de aandeelhouders goedgekeurd.

Ook in 2003 is de accountant beoordeeld en heeft het 'Audit Committee' aan de Raad van Commissarissen voorgesteld om KPMG aan de Algemene Vergadering van Aandeelhouders voor te dragen als accountant van de Vennootschap voor het boekjaar 2004.

submission by employees of the company of concerns regarding questionable accounting or auditing matters; and

- "Approving non-audit fees". This policy requires Audit Committee pre-approval of all non-audit services to be performed by the Company's auditor.

In 2003, the Audit Committee reviewed the Besi Code of Business Conduct and Ethics. This code is made available on the Company's website at www.besi.com.

Remuneration Committee

The Remuneration Committee consists of Mr. W.D. Maris, chairman of the Remuneration Committee, and Mr. T. de Waard.

The Remuneration Committee met once in 2003.

The Supervisory Board likes to express its thanks and appreciation to all involved for their hard work and dedication to the Company.

February 10, 2004

The Supervisory Board

In 2003 heeft het 'Audit Committee' de volgende 'Policies and Practices' conform Amerikaanse regelgeving vastgesteld:

- *regels die het aannemen van bepaalde werknemers van de controlerend accountant verbieden;*
- *een procedure voor de behandeling van (anonieme) klachten van werknemers van de Vennootschap aangaande financiële rapportage en de controle daarop;*
- *separate goedkeuring van alle werkzaamheden van de accountant die geen betrekking hebben op de jaarrekeningcontrole.*

In 2003 heeft de 'Audit Committee' de 'Besi Code of Business Conduct and Ethics' beoordeeld. De code is gepubliceerd op de website www.besi.com.

Remuneration Committee

Het 'Remuneration Committee' bestaat uit de heer W. D. Maris (voorzitter) en de heer T. de Waard.

Het 'Remuneration Committee' is gedurende het boekjaar 2003 éénmaal bijeengekomen.

De Raad van Commissarissen bedankt alle medewerkers voor hun inzet en toewijding.

10 februari 2004

De Raad van Commissarissen

Corporate Governance

The Company acknowledges the importance of good corporate governance, the most important elements of which are transparency, independence and accountability. Important corporate governance developments are followed closely and applicable rules are implemented.

The Company meets the requirements of rules promulgated by the United States Securities and Exchange Commission, implementing the provisions of the Securities Exchange Act, as amended by the Sarbanes-Oxley Act, and rules promulgated by the NASDAQ Stock Market Inc. implementing the listing requirements of the NASDAQ National Market.

In 2003, the Company's Audit Committee adopted Audit Committee Policies and Practices regarding the following:

- "Hiring employees and former employees of the Company's independent Auditor". This policy prohibits certain key staff of the Company's auditor to assume a senior finance position at the Company;
- "Raising and investigating complaints or concerns about accounting or auditing matters". This policy establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters. Furthermore for the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters; and
- "Approving non-audit fees". This policy requires Audit Committee pre-approval of all non-audit services to be performed by the Company's auditor.

Corporate Governance

De Vennootschap onderkent het grote belang van corporate governance waarbij de belangrijkste elementen transparantheid, onafhankelijkheid en het afleggen van verantwoording zijn. Alle ontwikkelingen op het gebied van corporate governance worden nauwlettend gevolgd en regels die op de Vennootschap van belang zijn worden toegepast.

De Vennootschap voldoet aan de regels die de Amerikaanse SEC heeft uitgevaardigd naar aanleiding van de 'Sarbanes-Oxley Act' en aan de regelgeving van de Nasdaq.

In 2003 heeft het 'Audit Committee' de volgende 'Policies and Practices' conform Amerikaanse regelgeving vastgesteld:

- *regels die het aannemen van bepaalde werknemers van de controlerend accountant verbieden;*
- *een procedure voor de behandeling van (anonieme) klachten van werknemers van de Vennootschap aangaande financiële rapportage en de controle daarop;*
- *separate goedkeuring van alle werkzaamheden van de accountant die geen betrekking hebben op de jaarrekeningcontrole.*

In 2003, the Company's Supervisory Board approved the Besi Code of Business Conduct and Ethics. This code is made available on the Company's website at www.besi.com.

In the Netherlands the Tabaksblat Committee finalized its corporate governance code. The code is based on the "apply or explain" principle. The Company prepared a proposal for the Besi corporate governance code (the "Besi Code") based on the principles and best practice rules of the Tabaksblat code. The Besi Code follows all principles of the Tabaksblat code and applies almost all best practice rules. The Board of Management and the Supervisory Board consider it important that the shareholders of the company agree with the contents of the Besi Code. The proposal will therefore be submitted to the shareholders for approval at the Annual General Shareholders Meeting to be held on March 25, 2004. The draft for the Besi Code is available on the Company's website at www.besi.com.

In 2003 heeft de Raad van Commissarissen de 'Besi Code of Business Conduct and Ethics' goedgekeurd. De code is gepubliceerd op de website www.besi.com.

In Nederland heeft de Commissie Tabaksblat de definitieve versie van de code vastgesteld. De code is gebaseerd op het "pas toe of leg uit" principe. De Vennootschap heeft de Besi corporate governance code (de "Besi Code") voorbereid. De Besi Code volgt alle principes en de meeste 'best practices' van de Tabaksblat code. De Raad van Bestuur en de Raad van Commissarissen hechten er waarde aan dat de aandeelhouders zich kunnen verenigen met de Besi Code. Om die reden zal de Besi Code op de Algemene Vergadering van Aandeelhouders van 25 maart 2004 ter goedkeuring aan de aandeelhouders worden voorgelegd. Het voorstel is gepubliceerd op de website www.besi.com.


X3S03
omron
F10-S15R
PATTERN MATCHING SENSOR
LOT NO

Industry Background

Industry Background

Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Most consumers picture semiconductors as small black boxes. The small black boxes are actually the packaging that surrounds the silicon chip itself and both protects the chip from the external environment and provides the interface between the chip and other electronic components.

Historically, semiconductors were mass produced as standard parts. Their electronic functionality was determined by configuring many standard parts on a printed circuit board that was custom designed for each application. Continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. Over time, system users and designers have continued to demand more functionality, higher levels of performance, greater reliability and shorter design cycle times, all at a lower cost. The semiconductor industry has responded by combining the functions of multiple chips onto one chip. In addition, by increasing the number of chips per wafer and wafer diameter, manufacturers have reduced costs and increased device yields.

The rapid development of advanced semiconductor applications requires semiconductor manufacturers to continually improve their core technology and manufacturing capabilities to remain competitive. Due to increased requirements for complexity, miniaturization and customization, semiconductor manufacturers demand highly sophisticated, cost-effective equipment from semiconductor assembly packaging and plating equipment suppliers.

The semiconductor manufacturing process involves two distinct phases, wafer processing, commonly referred to as the front-end, and assembly/test operations, including die attach wire bonding, packaging, plating and testing functions, which are commonly referred to as the back-end. Wafer processing involves thousands of complex steps applied to a silicon wafer to form millions of circuits on the wafer comprising a large number of chips. As the cost of equipment and the production cost per wafer for the front-end is very high, it is critical for manufacturers to protect their investment during the back-end process by minimizing losses from defective processing, increasing throughput and shortening manufacturing lead times for semiconductor products.

The semiconductor assembly process first involves the separation from the wafer of the individual chips or "die" and the attachment of each die to a plated metal leadframe or a multilayer substrate. The connection of the chip is then made either by bonding extremely fine gold or aluminum wire to the leadframe or by creating direct connections (the so-called flip chip die attach) to the substrate. Next the chips are molded by encapsulation in an epoxy plastic. In leadframe applications, the leads are then deflashed and tin-plated, the chips are separated into individual devices, and the leads are trimmed and formed. In array connect applications, connections between the substrate and the chip are attached by ball placement and reflow processes and the devices are cut, or singulated, into individual units. Functional test is carried out in various testing operations. At present, test is separate from assembly operations. However, advanced integration capabilities already permit the integration of test functions with leadframe trim and form operations.

Products and Services

The Company develops and produces semiconductor packaging, plating, die handling equipment for both leadframe and array connect applications.

Our packaging equipment consists of:
- automated molding systems that encapsulate semiconductor devices in epoxy resin;
- automated trim and form systems used to cut and then form metallic leads of encapsulated semiconductor devices; and
- automated singulation systems used to cut packaged array connect substrates.

Our plating equipment consists of a comprehensive line of fully automated tin-lead plating systems.

Our die handling equipment consists of:
- manual and automated high precision systems which place the contact points of the chip in direct contact with the packaged substrate; and
- automated die sorting equipment which is used to inspect, select and sort dies, flip chips, wafer level chip scale packages and opto-electronic devices for further processing in assembly operations.

In 2001, we began marketing and selling integrated lines of assembly equipment under the ABC product name which principally combine products from our subsidiaries and other manufacturers.

De Halfgeleider Industrie

Halfgeleiders zijn de bouwstenen voor elektronische producten en systemen. Halfgeleiders werden in het verleden hoofdzakelijk als standaardcomponenten in grote volumes geproduceerd. Steeds meer toepassingen kunnen op één chip ontwikkeld worden. De snelle ontwikkeling van geavanceerde halfgeleidertoepassingen dwingt fabrikanten hun kerntechnologie, waartoe packaging behoort, en productieprocessen voortdurend te verbeteren om concurrerend te kunnen blijven.

Producten en Diensten

Besi ontwikkelt en produceert halfgeleider packaging, plating- en die handling machines.

Onze packaging machines bestaan uit:
- *geautomatiseerde molding machines, die de gemonteerde chips met kunsthars omhullen;*
- *geautomatiseerde snij- en buigmachines, die de metalen contactpootjes van de verpakte chip snijden en buigen;*
- *geautomatiseerde precisie zaagmachines, die de verpakte chip - als deze op substraatmateriaal gemonteerd is - in enkelvoudige producten zaagt.*

Onze plating machines brengen zeer dunne, eventueel verschillende laagjes metaal aan en bestaan uit volautomatische processtraten met een lengte variërend van twintig tot zestig meter.

Onze die handling machines bestaan uit:
- *flip chip 'die attach' systemen, die chips monteren op substraten, zowel handmatig als geautomatiseerd zijn te bedienen, plaatsen de contactpunten van de chip direct op de contactpunten van een substraat.*
- *geautomatiseerde chip sorteer machines, toegepast voor het inspecteren, selecteren en sorteren van chips, flip-chip componenten en direct op een wafer verpakte chips.*

In 2001, heeft Besi een nieuw assemblagelijn-concept, ABC, geïntroduceerd, welke processtappen op procesniveau integreert met zowel producten van Besi origine als die van andere fabrikanten.

Packaging Equipment

Automated Molding Systems

Once chips have been bonded, either using wire bond technology or flip chip die attach technology, they must be encapsulated in a stable, electronically neutral base. We produce a range of automated molding systems for leadframe and array connect markets that encapsulate semiconductor devices in epoxy resins. We believe that package proliferation, from 400 package types five years ago to package types today to what we believe will be over a thousand package types in the coming years, both for leadframe and new array connect devices, will further increase the necessity of sophisticated automated molding processes. In addition, automated molding processes are needed to enable manufacturers to increase their yield and volume of defect-free devices through better process control. Further, the rapid transition to smaller, thinner surface-mount devices and the advent of array connect packages requires more precise handling and processing techniques that require an automated environment. As a result, manufacturers have demanded automated molding equipment with features that are sophisticated enough to support the introduction of new packages and at the same time sufficiently flexible to permit both the high-volume production of devices and smaller production runs of specialized chips.

Our automated molding systems feature an electromechanical drive and modular design range to accommodate from one to 16 strips.

Automated Trim and Form Integration Systems

Automated trim and form integration systems are used to cut and then form metallic leads of encapsulated semiconductor devices in preparation for placement on a printed circuit board or in other applications. Our trim and form integration systems have the ability to integrate laser marking, vision inspection and functional testing. Trim and form integration, including test, is the final step in the manufacture of a semiconductor using conventional leadframe technology. The procedure requires a high degree of precision, particularly with the increasing adoption of smaller devices with thinner and more numerous leads that can easily be misformed or broken during the trim and form process.

Automated Singulation Systems

Singulation is the final step in the assembly of semiconductors using the newly developed array connect technology in which the molded substrates are cut into individually packaged units. Our technology is based on the technology we used to develop our trim and form integration systems.

Packaging Machines

Geautomatiseerde Verpakkings- i.e. Molding Machines

Als chips eenmaal zijn gemonteerd op een contactdrager dienen ze in een stabiele, neutrale behuizing te worden verpakt. Wij produceren een serie geautomatiseerde molding machines voor toepassing bij zowel conventionele verpakkingstechnologie als verpakkingen gebaseerd op substraattechnologie, waarbij chips in kunsthars worden verpakt. Een verdere toename van het aantal verpakkingssoorten zal leiden tot een toename van ontwikkelingen voor geavanceerde geautomatiseerde moldingprocessen.

Geautomatiseerde Snij- en Buigmachines

Met deze machines worden de metalen pootjes van verpakte chips gesneden en gebogen ter voorbereiding van het monteren op printplaten of in een andere toepassing. Snijden en buigen is de laatste processtap van de fabricage van halfgeleiders en vereist een hoge mate van precisie.

Geautomatiseerde Precisie Zaagmachines

Zagen is de laatste processtap van de fabricage van halfgeleiders op substraatbasis, waarbij een reeks verpakte chips in enkele producten gezaagd wordt.

Packaging Equipment

Plating Equipment

Automated Plating Systems

As part of the back-end manufacturing process, the leadframes which carry semiconductor chips must first be plated with electro-conductive materials, such as silver or gold. Once encapsulated, the chips must again be plated with tin-lead to facilitate soldering with other components.
As semiconductor devices become increasingly complex, semiconductor manufacturers require plating systems that provide both higher accuracy of plating position and uniform distribution of plating metals. In addition, systems must operate on a fully automated basis to achieve higher throughput levels with a minimum number of defects.

We currently supply plating equipment to manufacturers of stamped and etched leadframes. Although the plating equipment market for stamped leadframes is characterized by a large installed base of equipment built in-house, we believe that to the extent this market continues to grow, more suppliers of leadframes will outsource their needs for plating equipment. The equipment market for etched leadframes is supplied by independent manufacturers.

Automated Ball Placement Systems

To capitalize on the growth of the array connect market, we are developing a proprietary line of ball placement systems which places the soldered ball onto the substrate molded strip in order to provide the device with full electrical conductivity. We believe that such systems are required for semiconductor manufacturers seeking to establish a fully automated array connect manufacturing line.

Plating Machines

Geautomatiseerde Plating Machines

Een essentiële processtap voor chip back-end assembly vormt het aanbrengen van een geleidend laagje, bestaande uit zilver of goud voordat de chip gemonteerd kan worden. Eenmaal verpakt worden de pootjes vertind, tevens middels een platingproces, om de chip te kunnen verbinden met andere onderdelen.

Wij leveren plating machines aan vrijwel alle fabrikanten van halfgeleiders en fabrikanten van chip montagemateriaal.

Geautomatiseerde Ball Placement Machines

Om van de verwachte verdere groei van de op substraattechnologie gebaseerde chip montage te kunnen profiteren, ontwikkelen wij een nieuwe ball placement machine.



Plating Equipment

Die Handling Equipment

Flip Chip Die Attach Equipment

Flip chip technology eliminates the need for conventional wire bonding by placing the contact points of the chip in direct contact with the packaged substrate. The use of flip chip bonding technology is critical for the needs of chip manufacturers to further shrink device sizes while increasing functionality for applications such as wireless telephony, personal digital assistants, consumer electronics and Internet infrastructure. In the opto-electronics field, precision flip chip die attach systems are critical in the assembly of filters such as waveguides which optimize the flow of data in fiber optic networks.

Our die attach equipment offers a variety of solutions for process development and volume production environments, including models that can accommodate bonding accuracy up to one micrometer. In addition, we offer semi-automatic systems capable of bonding from 10 g to 125 kg of force, with average placement accuracies of approximately two micrometers.

Die Sorting Equipment

Automated die sorting equipment is used to inspect, select and sort bare die, flip chips, wafer level chip scale packages and opto-electronic devices as small as 0.2 millimeters square from a wafer for further processing in back-end semiconductor assembly operations. Pick-and-place equipment is also capable of handling 300 millimeter diameter wafers, the next major step in the evolution of mass produced semiconductor devices.

Die Handling Machines

Flip Chip Die Attach Montage Machines

Flip chip montagetechnologie kan de huidige fijne draad montagetechnologie deels vervangen door de contactpunten op de chip direct op de contactpunten op het substraat te plaatsen. De flip chip montagetechnologie maakt een verdere miniaturisatie mogelijk.

Chip Sorteer Machines

De chip sorteermachines worden toegepast om chips te sorteren na inspectie vanuit "wafers", noodzakelijk voor het assembleren van halfgeleiders. Onze machines worden gebruikt om chips en flip chips te sorteren vanuit wafers, zowel voor als na assemblage, met een wafer diameter tot maximaal 300 mm. Tevens voor het sorteren van opto-electronische componenten met een afmeting van 0,2 x 0,2 millimeter. 300 Millimeter wafers vormen de basis naar de volgende evolutiestap voor de massaproductie van halfgeleiders.



Die Handling Equipment

Integrated Assembly Equipment

In 2001, we began marketing and selling integrated lines of assembly equipment under the ABC product name, principally by combining products from our subsidiaries as well as from other assembly manufacturers. Our long-term goal for the ABC system is to integrate all process steps of either conventional leadframe or array connect back-end assembly operations in a single system.

Geïntegreerde Assemblage Machines

Besi heeft in 2001 een nieuw assemblageconcept geintroduceerd onder de productnaam ABC, welke het mogelijk maakt processtappen – vervaardigd door dochterondernemingen en vervaardigd door anderen – te clusteren i.e. te combineren. Het ABC-systeem beoogt op termijn alle assemblageprocesstappen te integreren, van zowel de huidige montagetechnologie als de toekomstige montagetechnologieën.

Annual Sales


2003
5%
2%
24%
43%
26%
2002
9%
4%
42%
26%
19%

€ 85.5 million

€ 83.2 million


2001
3%
5%
40%
24%
28%
2000
3%
1%
44%
30%
22%

€ 150.0 million

€ 198.0 million


Molding
Trim & Form
Plating


Singulation


Die Handling



Back-end Assembly

From Processed Wafer to Completed Chip


Processed Wafer
Dicing
Lead frame
Die sort
Array Connect
Die/Wire Bonding
Molding
Plating, Trim and Form
Flip chip Die Bonding
Molding
Ball Placement, Reflow, Singulation
Test Handling
Besi Products


Integrated Assembly Equipment

Strategy

Our objective is to become the world's leading supplier of advanced, back-end assembly equipment incorporating both leadframe and array connect process technologies. The principal elements of our strategy to achieve this goal are set forth below.

Leverage our Technology Leadership to Exploit New Packaging Technologies

Our customers' success depends on our timely development of manufacturing processes and equipment to address changing requirements for new semiconductor packaging. In the array connect market, we have introduced advanced molding systems and singulation systems designed to address our customers' requirements for miniaturization and higher chip density at lower overall cost. We have been involved in the development and production of chip scale ball grid array technology since the early 1990s and are one of the leading suppliers of equipment used in chip scale ball grid array molding.

Actively Pursue Back-end System Integration

We believe that customer demands for higher throughput, quality and flexibility in the assembly process offer significant opportunities for those equipment manufacturers able to automate and integrate that process. We intend to expand the range of automated systems for various leadframe and array connect assembly processes and ultimately to offer a complete, integrated solution for our customers. Our current generation of systems has introduced the integration of molding with wire bonding and post cure, as well as the integration of marking, vision inspection and testing with trim and form and singulation processes. We intend to continue this process by introducing other products to support an automated and integrated assembly process, including advanced test handling systems and tracking systems, as part of our goal of offering customers a one-stop, integrated solution for the entire assembly manufacturing process.

Strategie

Onze doelstelling is 's werelds sterkste leverancier te worden van geavanceerde chip assemblage-apparatuur, zowel voor de huidige montage-technologie als voor de toekomstige substraat-technologie. De belangrijkste stappen van deze strategie zijn:

Leiderschap in Technologie Vergroten door het Introduceren van Chipassemblage Machines voor Nieuwe Montagetechnologieën

Het succes van Besi's klanten is mede afhankelijk van een tijdige ontwikkeling van productieprocessen en machines voor nieuwe eisen gesteld aan de volgende generatie chipverpakkingen. Om telkens een verdere verkleining van chip packages en hogere packaging dichtheid tegen lagere algemene kosten te kunnen realiseren, ontwikkelt Besi steeds meer geavanceerde packaging systemen, waaronder precisie zaagmachines.

Actief Bezighouden met een Verdere Back-end Procesintegratie

Wij beogen het scala van geautomatiseerde machines voor diverse montagestappen voor de conventionele montageprocessen en tevens de nieuwe montageprocessen op substraatbasis te reduceren door procesintegratie om uiteindelijk één complete, geïntegreerde procesoplossing aan te kunnen bieden.

Focus on Strategic, Long-Term Customer Relationships

Our close relationships with our customers, many of which exceed thirty years, provide us with valuable knowledge about the semiconductor packaging and plating requirements as well as opportunities to develop back-end systems in conjunction with our customers. We believe that these relationships, combined with our position as a leading supplier of integrated assembly systems, provide an opportunity to broaden the range of products sold to these customers and to enhance our reputation as a supplier of a broad and flexible range of assembly systems.

Expand Global Sales and Service Operations

We maintain regional sales and service operations in Europe, the Asia Pacific region and the United States and have customers in each region. As part of our strategy, we intend to expand our customer base in critical global markets, particularly in China and Japan. Given the globalization of the semiconductor industry, we believe that a significant presence in sales and after-market service in each geographic region is critical to sustain close relationships with customers and generate new product sales.

Selectively Pursue Acquisitions

We believe that in order to implement our goals of providing customers with highly automated, integrated solutions with optimal packaging flexibility, it is critically important to identify and incorporate new technologies and processes on a timely basis.
Towards that end, we intend to actively identify and evaluate acquisition candidates that could assist us in attaining our overall goals of achieving integrated, automated assembly, maintaining product leadership, addressing evolving new packaging technologies and expanding our geographic scope.
In September 2000, we acquired our RDA subsidiary in order to expand our array connect product portfolio and in January 2002, we acquired our Laurier subsidiary allowing us to incorporate intelligent die sorting capabilities in our integration strategy.
We expect to implement our acquisition strategy by leveraging our reputation in the industry, extensive product range and significant cash resources.
In addition, we will also, where appropriate, evaluate implementing our goals through joint ventures, alliances and other strategic relationships.

Richten op Strategische Klantenrelaties voor de Lange Termijn

Door langdurige relaties met klanten te onderhouden verkrijgen wij continu essentiële kennis over de nieuwe eisen voor halfgeleider montageprocessen, om die eisen te kunnen vertalen in nieuwe machines.

Wereldwijde Verkoop- en Service Organisatie

Wij willen onze regionale verkoop- en servicewerkzaamheden in het Verre Oosten, Europa en de Verenigde Staten versterken en ons klantenbestand op kritieke wereldmarkten, in het bijzonder China en Japan, verder uitbreiden. Aanwezigheid met verkoop en service in elke geografische regio is essentieel voor het behoud van nauwe relaties met klanten om de nieuwe ontwikkelingen in de volgende generatie machines te kunnen implementeren.

Acquisities Selectief Nastreven

Voor het bereiken van onze doelstellingen, namelijk om onze klanten geautomatiseerde, geïntegreerde procesoplossingen met optimale flexibiliteit te bieden, is het van wezenlijk belang om nieuwe technologieën en processen tijdig te identificeren en te ontwikkelen in nieuwe machines. Daarom streven wij ernaar, naast eigen ontwikkeling, die bedrijven te kopen, die ons zowel in staat stellen uiteindelijk geïntegreerde, geautomatiseerde montageprocessen te kunnen leveren als Besi's positie in de wereld verder te versterken.





Management's Discussion and Analysis of Financial Condition and Results of Operations



This Annual Report contains certain forward-looking statements as that term is defined in the Private Litigation Securities Reform Act of 1995. For this purpose any statements herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, any estimates of future business or financial results constituting forward looking statements and any statements including the words "believes", "anticipates", "plans", "expects", "intends" and similar expressions are intended to identify forward-looking statements. These forward-looking statements represent the expectations of management as of the date of the submission of this report. Actual results could differ materially from those anticipated by the forward-looking statements due to a number of important factors, including the risks and uncertainties faced by us described elsewhere in this Annual Report and in other documents we have submitted to the Securities and Exchange Commission. You should consider carefully each of these risks and uncertainties in evaluating our financial condition and results of operations.

Overview

We design, develop, manufacture, market and service products for the semiconductor industry's back-end assembly operations. We operate our molding systems and trim and form integration systems business through our Fico subsidiary and our selective and tin lead plating systems and singulation systems business through our Meco subsidiary. We operate our flip chip die attach and die sorting systems business through our Besi Die Handling subsidiary, which we created by consolidating our RDA and Laurier subsidiaries.

Our net sales and results of operations depend in significant part on the level of capital expenditures by semiconductor manufacturers, which in turn depends on the current and anticipated market demand for semiconductors and for products utilizing semiconductors. Demand for semiconductor devices and expenditures for the equipment required to assemble semiconductors is cyclical, depending in large part on levels of demand worldwide for computing and peripheral equipment, telecommunications devices and automotive and industrial components as well as the production capacity of global semiconductor manufacturers.

Historically, as demand for these devices has increased, semiconductor manufacturers have sought to increase their capacity by increasing the number of wafer fabrication facilities and equipment production lines, and installing equipment that incorporates new technology to increase the number of devices and the amount of computing power per device. As demand has increased, semiconductor prices have also typically risen. Conversely, if the additional capacity outstrips the demand for semiconductor devices, manufacturers historically have cancelled or deferred additional equipment purchases until demand again begins to outstrip aggregate capacity. Under such circumstances, semiconductor prices typically fall.

Due to the lead times associated with the production of our semiconductor manufacturing equipment, our sales orders historically have lagged any downturn or recovery in the semiconductor market by approximately nine to twelve months. Our results of operations historically have fluctuated significantly both on an annual and quarterly basis depending on overall levels of semiconductor demand globally and the specific production requirements of our principal customers. During 2001, we saw a significant deterioration in industry conditions. Although we experienced increased order levels in 2002, the slowdown in the semiconductor and semiconductor equipment industry continued throughout 2002 and 2003.

Our sales are generated primarily by shipments to the Asian manufacturing operations of leading US and European semiconductor manufacturers and, to a lesser extent, Korean and other Asian manufacturers and subcontractors. Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market, because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.

Our sales to specific customers tend to vary significantly from year to year depending on customers' capital expenditure budgets, new product introductions, production capacity and packaging requirements. In addition, we derive a substantial portion of our net sales from products that have an average selling price in excess of € 300,000 and that have significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in operating results from quarter to quarter.

On November 15, 2001, we sold our 30% equity interest in Possehl Besi Electronics N.V. ("PBE") to another shareholder L. Possehl & Co., mbH ("Possehl") for € 18.1 million cash. We determined that our ongoing involvement in PBE was not strategic to our long-term ambition to be the leading provider of integrated assembly solutions to the semiconductor industry. In addition, we determined that our interests would be better served by redeploying the cash from the transaction to help fund attractive opportunities in what we believe are higher growth markets in our core equipment business, such as chip scale ball grid array and other assembly technologies, either through internal means or through acquisition. In connection with the transaction, we recorded a loss of € 4.8 million in the fourth quarter of 2001, which is included in "equity in loss of affiliated companies and loss on sale of affiliated companies" in our Consolidated Statements of Operations. The loss on disposal of PBE included the reversal of the portion of our cumulative translation adjustment component of shareholders' equity relating to our investment in PBE, which reduced the loss on sale by € 5.3 million.

On January 4, 2002, we acquired Laurier, Inc. ("Laurier"), a privately held company located in Londonderry, New Hampshire, USA, for US$ 8.9 million in cash. Laurier manufactures die sorting equipment used to inspect, select and sort bare die, flip chips, wafer level chip scale packages and opto-electronic devices from a wafer for further processing in assembly operations. Laurier's results of operations are included in our consolidated results of operations from the date of acquisition.

Evaluation of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our condensed Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the

United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Areas where significant judgements are made include, but are not limited to, revenue recognition, inventories, long-lived assets and goodwill and intangible assets. Actual results could differ materially from these estimates.

Revenue Recognition

Our revenue recognition policy conforms to Emerging Issues Task Force ("EITF") 00-21 and the Securities and Exchange Commission Staff Accounting Bulletin No. 101 and 104. Advance payments received from customers are recorded as a liability until the products have been shipped. Shipment of products occurs after a customer accepts the product at our premises. We recognize revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed.
A customer's sole recourse against us is to enforce our obligations relating to installation and warranty. Operating expenses and other income and expense items are recognized in the income statement as incurred or earned.

Inventories

We periodically evaluate whether or not the carrying value of our inventories is in excess of market value or whether we have excess or obsolete items in our inventory. Our evaluation includes judgements regarding future market developments that might have an adverse effect on the valuation of our inventories.

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead. Precious metals are valued at the market prices at the balance sheet date. Variances in market price from balance sheet date to balance sheet date are recorded in gross profit as gains or losses.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is determined by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows. If the sum of the estimated undiscounted future cash flows is less than the carrying amount of the related asset, then an impairment charge is recognized. The measurement of the impairment charge is based upon the amount that the carrying value of the asset exceeds its fair value. Fair value is generally determined on the basis of estimated future discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

Goodwill and Intangible Assets

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and, through December 31, 2001, was being amortized by the straight-line method. The amortization of the goodwill from the Meco acquisition (13 years) and the RDA acquisition (13 years) was based on the weighted average remaining lives of Meco's and RDA's patents as determined by an independent valuation. Goodwill was assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. As of January 1, 2002, goodwill is no longer amortized, but is required to be evaluated for impairment at least annually in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets".

We adopted the provisions of SFAS No. 141, "Business combinations" as of July 1, 2001 and SFAS No. 142 as of January 1, 2002. Goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 and determined to have an indefinite useful life are not amortized, but will continue to be evaluated for impairment annually in accordance with SFAS No. 142.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required us to perform an assessment of whether there was an indication that goodwill, and equity-method goodwill, was impaired as of the date of adoption. To accomplish this, we were required to identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We were required to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount within six months of January 1, 2002. To the extent a reporting unit's carrying amount exceeded its fair value, an indication existed that the reporting unit's goodwill may be impaired and the second step of the transitional impairment test had to be performed. In the second step, the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, had to be compared to its carrying amount, both of which would be measured as of the date of adoption. This second step was required to be completed as soon as possible, but no later than the end of the year of the adoption of SFAS No. 142. We were not required to perform the second step for any of our identified reporting units during our January 1, 2002 goodwill transitional impairment test.

The amortization of patents and other identifiable intangible assets is based on the weighted average remaining lives of 13 years for Meco and Besi Die Handling, and 16 years for Fico as determined by an independent valuation at the date of acquisition.

Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

We do not have any identifiable assets with indefinite lives.

Contractual Obligations and Commercial Commitments

We are not involved in any speculative trading activities. Our only related party transactions were with our former PBE joint venture, of which we sold our 30% share on November 15, 2001. Such related party transactions consisted of sales and purchases as specified in the following table:

(Euro in thousands)

	January 1 to November 15, 2001
Sales	3,486
Purchases	270

Management believes that these transactions were conducted at arms length basis on terms and conditions equivalent to those that could have been obtained from third parties.

The following table discloses our contractual obligations and commercial commitments:

(Euro in thousands) *Payments due by period*

	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Long-term debt	645	1,061	-	-	1,706
Capital lease obligations including imputed interest	579	1,158	1,158	6,320	9,215
Operating lease	1,171	1,728	1,483	4,234	8,616
Unconditional purchase obligations	5,771	-	-	-	5,771
Total contractual obligations and commercial commitments	**8,166**	**3,947**	**2,641**	**10,554**	**25,308**

Unconditional purchase obligations relate to buildings, equipment, materials and specific external technical staff.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks from changes in foreign currency exchange rates and interest rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks associated with interest rate and foreign currency exchange rate fluctuations through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading or other speculative purposes.

Foreign Currency Exchange Rate Risk

As a consequence of the global nature of our businesses, our operations and reported financial results and cash flows are exposed to the risks associated with fluctuations in exchange rates between the euro and other major world currencies. Currency exchange rate movements typically also affect economic growth, inflation, interest rates, government actions and other factors. These changes can cause us to adjust our financing and operating strategies. The discussion below of changes in currency exchange rates does not incorporate these other economic factors. For example, the sensitivity analysis presented in the foreign exchange rate risk discussion below does not take into account the possibility that rates can move in opposite directions and that gains from one category may or may not be offset by losses from another category. Operations outside the Netherlands and other countries that have adopted the euro as their currency for 2003 constitute 13% of our net sales. As currency exchange rates change, translation of the statements of operations of our international business into euro affects year-over-year comparability. We historically have not hedged translation risks, because cash flows from international operations have generally been reinvested locally. We estimate that a 10% change in foreign exchange rates would affect our reported operating income (loss) by less than € 1.0 million.

Our currency risk exposure primarily occurs because we generate a portion of our net sales in currencies other than the euro while the major share of the corresponding cost of sales is incurred in euro. The percentage of our consolidated net sales which is denominated in euro amounted to approximately 72% of total net sales in the year ended December 31, 2003, whereas net sales represented by US dollars or dollar-linked currencies amounted to approximately 28%. Approximately 81% of our costs and expenses were denominated in the euro and the remaining 19% in various currencies, principally the US dollar and US dollar-linked currencies. In order to mitigate the impact of currency exchange rate fluctuations, we continually assess our remaining exposure to currency risks and hedge such risks through the use of derivative financial instruments. The principal derivative financial instruments currently used by us to cover foreign currency exposures are forward foreign currency exchange contracts that qualify for hedge accounting.

Interest Rate Risk

Our long-term debt, excluding capital leases, bears interest at fixed rates. Our long-term capital lease obligations, bank debt and lines of credit currently bear a variable rate of interest. An immediate 10% change in interest rates would not have a material effect on our results of operations over the next fiscal year.

Results of Operations

Summary Financial and Other Operating Data

(Amounts in thousands except share and per share data)

Year ended December 31,

	2001 EURO	2002 EURO	2003 EURO	2003 USD[1]
Net sales	150,030	83,228	85,500	107,704
Cost of sales	96,253	55,849	63,345	79,795
Gross profit	**53,777**	**27,379**	**22,155**	**27,909**
Selling, general and administrative expenses	30,563	26,235	25,436	32,042
Research and development expenses	15,446	12,470	13,564	17,087
Restructuring charges	8,306	786	-	-
Impairment of intangibles	-	3,302	287	361
Amortization of intangible assets	3,848	2,591	2,522	3,177
Total operating expenses	**58,163**	**45,384**	**41,809**	**52,667**
Operating loss	**(4,386)**	**(18,005)**	**(19,654)**	**(24,758)**
Interest income, net	4,240	3,395	2,815	3,546
Loss before taxes and equity in loss of affiliated companies and minority interest	**(146)**	**(14,610)**	**(16,839)**	**(21,212)**
Income taxes (benefit)	518	2,404	(3,292)	(4,147)
Loss before equity in loss of affiliated companies and minority interest	**(664)**	**(17,014)**	**(13,547)**	**(17,065)**
Equity in loss of affiliated companies and loss on sale of affiliated companies	(16,314)	-	-	-
Minority interest	-	3	50	63
Net loss	**(16,978)**	**(17,011)**	**(13,497)**	**(17,002)**
LOSS PER SHARE:				
Basic	(0.53)	(0.54)	(0.44)	(0.55)
Diluted	(0.53)	(0.54)	(0.44)	(0.55)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO COMPUTE NET LOSS PER SHARE:				
Basic	31,794,675	31,462,482	30,813,681	30,813,681
Diluted	31,794,675	31,462,482	30,813,681	30,813,681
OTHER OPERATING DATA:				
Capital expenditures	3,393	4,903	11,889	14,976
Depreciation and amortization	8,343	6,726	6,469	8,149
Net cash provided by (used in) operating activities	14,942	(4,224)	5,296	6,672

[1] Translated solely for convenience of the reader at the noon buying rate on December 31, 2003 (€ 1.00 = US$ 1.2597)

2002 Compared to 2003

Net Sales

Our net sales consist of sales of automated molding systems, automated trim and form integration systems, singulation systems, automated plating systems and die handling systems.
Our net sales increased from € 83.2 million in 2002 to € 85.5 million in 2003, an increase of 2.8%.

The increase in net sales in 2003 as compared to 2002 was due to increased order levels in the second half of 2002, resulting in increased shipments in 2003, especially for trim and form integration systems and singulation systems, offset by lower sales for die handling systems.

Our net sales per product line for the periods indicated were as follows:

(Euro in million)

	2002	2003	% change
Automated molding systems	35.2	36.6	4.0
Automated trim and form integration systems	15.8	22.1	39.9
Singulation systems	2.9	4.6	58.6
Plating systems	21.7	20.1	(7.4)
Die handling systems	7.6	2.1	(72.4)
Total net sales	**83.2**	**85.5**	**2.8**

Backlog

Our backlog at December 31, 2003 decreased by 6.4% to € 39.8 million from € 42.5 million at December 31, 2002. This decrease was primarily due to a relatively high backlog for trim and form integration systems at January 1, 2003 that decreased as a result of increased shipments of these systems in 2003. The decrease in trim and form integration systems' backlog was partly offset by an increased backlog for singulation systems and die handling systems. New orders in 2003 were € 82.9 million, a decrease of 7.0% as compared to € 89.1 million in 2002, which included € 1.8 million of die handling systems' backlog that was acquired as part of our purchase of Laurier. The book-to-bill ratio for 2003 was 0.97 compared to 1.07 for 2002.

We include in backlog only those orders for which we have received a completed purchase order. Such orders are subject to cancellation by the customer with payment of a negotiated charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

Gross Profit

Cost of sales includes materials, purchased components and subassemblies from subcontractors, direct labor and manufacturing overhead. It also includes costs relating to the pre-production and customization of new equipment once a product has advanced beyond the prototype stage.

Changes in our cost of sales typically lag changes in net sales due to our manufacturing lead times.

Gross profit decreased by 19.0% from € 27.4 million in 2002 to € 22.2 million in 2003. As a percentage of net sales, gross profit decreased from 32.9% in 2002 to 25.9% in 2003. The gross profit in 2003 was adversely affected by slightly lower margins, mainly caused by the devaluation of the US dollar against the euro. Furthermore, charges of € 2.9 million were recorded in the fourth quarter of 2003 for higher engineering and modification costs and inventory write-downs associated with the completion of a multi-unit order with a specific customer.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of expenses related to sales of products and services, administrative and other corporate level expenses not related to the production of products and all expenses associated with ongoing customer support.

Our selling, general and administrative expenses in 2002 totaled € 26.2 million and represented 31.5% of net sales compared to € 25.4 million or 29.7% of net sales in 2003. The decrease in selling, general and administrative expenses resulted primarily from our ongoing efforts to reduce the operating expenses.

Research and Development Expenses

Research and development spending relating to packaging and die handling equipment varies from year to year depending on our new product development cycle. As research and development expenses do not include pre-production and customization costs, our research and development expenses decrease as products move from prototype development to production and final customer acceptance.

Research and development expenses relating to plating equipment include costs related solely to new product development efforts and exclude new product pre-production and customization expenses and design and engineering expenses incurred in sustaining and enhancing existing product lines.

Our research and development expenses increased from € 12.5 million in 2002 to € 13.6 million in 2003. As a percentage of net sales, research and development expenses were 15.0% and 15.9% in 2002 and 2003, respectively. The increase in research and development spending in 2003 reflects our continued investment in research and development, mainly for the development of new trim and form systems, our new AMS-i molding system, as well as spending for singulation systems.

Restructuring Charges

On June 15, 2001, we adopted an initial restructuring plan that included a reduction of our global workforce (including temporary workers) of approximately 13%. These actions were necessitated by the semiconductor industry downturn that resulted in a significant reduction in new orders. We undertook this restructuring: (i) to better align our cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. We recorded pre-tax restructuring charges of € 3.6 million in connection with the reduction of our workforce in the second quarter of 2001. As a result of continued adverse market conditions in the semiconductor equipment industry, we took additional restructuring measures in each of the third and fourth quarters of 2001, which resulted in a cumulative workforce reduction of approximately 26%. In connection with those additional restructuring measures, we incurred additional restructuring charges for employee severance and benefits of € 1.7 million and € 3.0 million in the third and fourth quarter of 2001, respectively.

In the third quarter of 2002, we relocated our flip chip die attach operations from New Jersey to New Hampshire in the United States and consolidated these activities with our die sorting business to form a single die handling systems business unit. In the fourth quarter of 2002, we restructured the combined business by reducing its workforce by approximately 28%. We recorded a restructuring charge relating to these actions of € 0.8 million in 2002.

The 2001 provision for the reduction in workforce included severance and other benefits for approximately 180 employees in the Netherlands and Asia. The additions to the restructuring reserve in 2002 related to higher than expected severance cost, later than expected final employment terminations and severance payments for the reduction in workforce in the United States and relocation cost. The releases in 2002 mainly relate to social security expenses and disabled personnel included for which we were not obliged to pay. Total remaining cash outlays for restructuring activities are expected to be € 0.5 million, which relate mainly to pension premiums to be paid for laid off employees over a period of two to five years.

Changes in the restructuring reserve were as follows:

(Euro in thousands)

	2001	**2002**	**2003**
Balance at January 1,	-	5,487	1,281
Additions	8,306	1,991	-
Releases	-	(1,201)	-
Impairment on assets	-	(107)	-
Cash payments	(2,819)	(4,889)	(760)
Balance at December 31,	**5,487**	**1,281**	**521**

Operating Loss

Operating loss increased from € 18.0 million in 2002 to € 19.7 million in 2003. Operating loss for 2002 included non-cash goodwill impairment of € 3.3 million and restructuring charges of € 0.8 million. Operating loss for 2003 included non-cash patent impairment of € 0.3 million and charges of € 2.9 million related to higher engineering and modification costs and inventory write-downs associated with the completion of a multi-unit order with a specific customer. Furthermore, operating loss in 2003 increased as compared to 2002 due to slightly lower order margins as well as increased spending on research and development.

We incurred annual patent and other identifiable assets amortization charges of € 2.5 million in 2003, which related to the acquisitions of our Fico, Meco, RDA and Laurier subsidiaries in October 1993, May 1995, September 2000 and January 2002, respectively. As of January 1, 2002, we adopted SFAS No. 142 and SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives and addresses impairment testing and recognition for goodwill and intangible assets with indefinite lives. SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business. As a result of the adoption of SFAS No. 142, goodwill amortization ceased.
We reviewed our business and determined that there are four reporting units to be reviewed for impairment in accordance with the standard – the reporting units were: packaging equipment, plating and singulation equipment, flip chip die attach equipment and die sorting equipment. Upon adoption of SFAS No. 142 in the first quarter of 2002, we completed the required transitional impairment testing of goodwill, and based upon those analyses, did not identify any impairment charges as a result of adoption of this standard effective January 1, 2002.

We have determined that our annual test for impairment of goodwill will take place at the end of the fourth quarter of each year, which coincides with the completion of our annual forecasting process. In the third quarter of 2002, we consolidated our die attach equipment business unit and die sort equipment business into a single die handling equipment business unit. Due to the severity and the length of the current industry downturn and uncertainty of the timing of improvement in industry conditions, we have revised our earnings forecasts for each of our business units that were tested for impairment. As a result, in the fourth quarter of fiscal year 2002, we recognized a goodwill impairment loss of € 3.3 million in the die handling equipment reporting unit. The fair value of each reporting unit was estimated using the expected present value of future cash flows.

In the fourth quarter of 2003 we tested our intangibles for impairment. As a result of this impairment test, an impairment of patents of die handling equipment to an amount of € 0.3 million was recorded. No impairment on other intangibles was required. We do not have any identifiable assets with indefinite lives.

Interest Income, Net

Our interest income, net, decreased from € 3.4 million in 2002 to € 2.8 million in 2003, mainly due to lower market interest rates and slightly lower cash balances.

Income Taxes

Our income tax expense was € 2.4 million in 2002 as compared to an income tax benefit of € 3.3 million in 2003. The income tax rate as shown in the results of operations was 19.6% in 2003. The tax rate for 2002 was not meaningful as we recorded a valuation allowance of € 6.0 million in the fourth quarter of 2002. The tax rate for 2003 is significantly lower than the domestic tax rate of the Company, due to losses in certain foreign subsidiaries in which we were not able to recognize a tax benefit, as management believes that the recent losses of these subsidiaries should be given substantially more weight than forecasts of future profitability. In 2003, an amount of € 2.8 million of available tax benefit was not recognized.

In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, we recorded a charge of € 6.0 million through the establishment of a valuation allowance against our deferred tax asset consisting primarily of US net operating loss carry forwards and temporary differences. We determined that the valuation allowance was required based on our recent losses, which were given substantially more weight than forecasts of future profitability calculating tax valuation allowances. Until we utilize these US operating loss carry forwards, our income tax provision will reflect mainly domestic taxation.

Net Loss

Our net loss amounted to € 17.0 million in 2002 and € 13.5 million in 2003. Net loss for 2002 was negatively impacted by (i) goodwill impairment of € 3.3 million, (ii) a non-cash valuation allowance of € 6.0 million against our net deferred tax assets and (iii) after tax restructuring charges of € 0.6 million related to our die handling operations.

Net loss for 2003 was negatively impacted by slightly lower margins due to the devaluation of the US dollar against the euro, as well as by charges of € 2.9 million related to higher engineering and modification costs and inventory write-downs associated with the completion of a multi-unit order with a specific customer and a € 0.3 million charge for the impairment of intangibles.

2001 Compared to 2002

Net Sales

Our net sales decreased from € 150.0 million in 2001 to € 83.2 million in 2002, a decrease of 44.5%. The decrease in net sales in 2002 as compared to 2001 was due to a significant deterioration in industry conditions, extensions of product delivery dates and order cancellations by customers, resulting in a significantly lower volume of shipments. Net sales in the fourth quarter of 2002 increased by 21.4% compared to net sales in the third quarter of 2002 due to increased order activity in the first half of 2002, resulting in increased shipments in the fourth quarter of 2002.

Our net sales per product line for the periods indicated were as follows:

(Euro in million)

	2001	2002	% change
Automated molding systems	60.9	35.2	(42.2)
Automated trim and form integration systems	41.5	15.8	(61.9)
Singulation systems	4.6	2.9	(37.0)
Plating systems	36.1	21.7	(39.9)
Die handling systems	6.9	7.6	10.1
Total net sales	**150.0**	**83.2**	**(44.5)**

Backlog

Our backlog at December 31, 2002 increased by 16.4% to € 42.5 million from € 36.5 million at December 31, 2001, primarily due to increased bookings for molding systems, trim and form integration systems and plating systems. New orders in 2002 were € 89.1 million, including € 1.8 million of die sorting systems' backlog that was acquired as part of our purchase of Laurier, an increase of 98.9% compared to € 44.8 million in 2001. The book-to-bill ratio for 2002 was 1.07 compared to 0.30 for 2001.

Gross Profit

Gross profit decreased by 49.1% from € 53.8 million in 2001 to € 27.4 million in 2002. As a percentage of net sales, gross profit decreased from 35.8% in 2001 to 32.9% in 2002, due to the significant decrease in net sales in 2002 which was only partially offset by reduced production and overhead costs.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses in 2001 totaled € 30.6 million and represented 20.4% of net sales compared to € 26.2 million or 31.5% of net sales in 2002. The decrease in selling, general and administrative expenses was mainly due to a decrease in net sales and our restructuring efforts. The increase in selling, general and administrative expenses as a percentage of net sales resulted primarily from the significant decrease in net sales.

Research and Development Expenses

Our research and development expenses decreased from € 15.4 million in 2001 to € 12.5 million in 2002. As a percentage of net sales, research and development expenses were 10.3% and 15.0%, respectively. Research and development spending in 2002 was mainly related to integrated assembly line functionality and chip scale ball grid array packaging applications. The increase in research and development spending as a percentage of net sales in 2002 reflects our continued investment in research and development despite the current market downturn.

Operating Loss

Operating loss increased from € 4.4 million in 2001 to € 18.0 million in 2002. Operating loss for 2002 included non-cash goodwill impairment of € 3.3 million. Furthermore, operating loss for 2001 and 2002 included restructuring charges of € 8.3 and € 0.8 million, respectively. Operating loss also increased due to lower net sales, lower gross margins, partially offset by a decrease in selling, general and administrative expenses and research and development spending.

We incurred annual patent and other identifiable assets amortization charges of € 2.6 million in 2002, which related to the acquisitions of our Fico, Meco, RDA and Laurier subsidiaries in October 1993, May 1995, September 2000 and January 2002, respectively.

Interest Income, Net

Our interest income, net decreased from € 4.2 million in 2001 to € 3.4 million in 2002, due to lower interest rates and lower cash balances.

Income Taxes

Our income tax expense was € 0.5 million in 2001 as compared to € 2.4 million in 2002. The effective tax rate was not meaningful in 2001 as we recorded income tax expense in spite of loss before taxes and equity in earnings (loss) of affiliated companies and minority interest. In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, we recorded a charge of € 6.0 million through the establishment of a valuation allowance against our deferred tax asset consisting primarily of US net operating loss carry forwards and temporary differences. We determined that the valuation allowance was required based on our recent losses, which are given substantially more weight than forecasts of future profitability. Until we utilize these US operating loss carry forwards, our income tax provision will reflect mainly domestic taxation.

Equity in Loss of Affiliated Companies

Equity in loss of affiliated companies and loss on sale of affiliated companies amounted to a loss of € 16.3 million for 2001. On November 15, 2001, we sold our 30% equity interest in PBE to Possehl.

Net Loss

Our net loss amounted to € 17.0 million for both 2001 and 2002. Net loss for 2001 was negatively impacted by charges of € 16.3 million incurred by PBE in 2001 related both to operations and a loss on the sale of our investment and after tax restructuring charges in 2001 of € 5.5 million related to our equipment operations. Net loss for 2002 was negatively impacted by (i) goodwill impairment of € 3.3 million, (ii) a non-cash valuation allowance of € 6.0 million against our net deferred tax assets and (iii) after tax restructuring charges of € 0.6 million related to our die handling operations. However, net loss excluding those charges for 2002 as compared to 2001 was negatively impacted by significantly decreased net sales and gross margins related to adverse market conditions, partially offset by reduced costs and expenses as a result of our restructuring efforts.

Liquidity and Capital Resources

We had € 119.9 million and € 108.9 million in cash and cash equivalents at December 31, 2002 and December 31, 2003, respectively.

We finance Meco and, to an extent, Fico, on a standalone basis. Meco utilizes funds generated from its results of operations to finance its working capital and capital expenditure requirements. Meco and Fico maintain lines of credit with various local commercial banks. The credit lines of Meco and Fico are unsecured. The principal restrictive covenant in each line is related to solvency ratios, which generally are based on a ratio of each subsidiary's equity to its assets. Currently, our Besi Die Handling subsidiary and, to an extent Fico, are financed through intercompany loans. Our 87% joint venture Fico Tooling Leshan Company Ltd. in China is partly financed by a long-term loan, issued by a local bank. The working capital requirements of our subsidiaries are affected by the receipt of periodic payments on orders from their customers. Although Fico and Besi Die Handling generally receive partial payments for automated molding systems, automated trim and form integration systems and die handling systems prior to final installation, initial payments generally do not cover a significant portion of the costs incurred in the manufacturing of such systems. Meco generally receives a higher initial payment upon receipt of orders than Fico and Besi Die Handling.

Net cash (used in) provided by operating activities were (€ 4.2) million and € 5.3 million in 2002 and 2003, respectively. The primary changes of cash from operations in 2003 were a net loss of € 13.5 million that included non-cash charges of € 6.8 million for depreciation, amortization and impairment of intangibles and € 1.7 million for other non-cash losses, combined with decreased working capital requirements of € 10.3 million.

At December 31, 2003, our cash balance totaled € 108.9 million and our total debt and capital lease obligations totaled € 8.9 million. At December 31, 2003, shareholders' equity stood at € 183.5 million.

Our capital expenditures increased from € 4.9 million in 2002 to € 11.9 million in 2003. The expenditures in 2003 were incurred primarily for (i) the construction of an 80,000 square foot facility in Duiven, the Netherlands for molding systems and tooling manufacturing and (ii) the establishment of our first manufacturing facility in mainland China for the production of tools. We expect capital expenditures in 2004 to decrease to approximately € 5.0 million due to the completion of these projects in 2003. Part of the capital expenditures of € 5.0 million will be utilized to further expand our production capacity in China.

At June 28, 2002, we sold the land and buildings of one of our subsidiaries in a sale and lease back transaction for € 6.5 million in cash. At the date of the transaction, the cost of the land and buildings totaled € 6.9 million and the net book value of the real estate sold by us was € 5.4 million. Our gain on this transaction of € 1.1 million will be amortized and netted against rental expenses over the twelve and a half-year term of the lease. Gross rental expenses total € 0.6 million per annum. The total deferred gain on the sale and lease back as of December 31, 2003 was € 0.9 million.

On June 17, 2002, we announced that we had adopted a plan to repurchase up to 1,000,000 of our ordinary shares from time to time. As of December 31, 2003, we had repurchased all 1,000,000 ordinary shares authorized under this repurchase program at an average price of € 5.22 per share.

At December 31, 2003, we had available lines of credit amounting to € 13.4 million, under which no borrowings were outstanding. At December 31, 2003, € 0.1 million was reserved for guarantees and € 0.5 million was reserved for foreign exchange contracts under such lines. Interest is charged at the bank's base lending rates plus an increment of 1.5%. The credit facility agreements include covenants requiring us to maintain certain financial ratios. We were in compliance with, or had received waivers for, all loan covenants at December 31, 2003. We terminated two of our unused credit lines in the course of 2003, which reduced our available line of credit by € 10.9 million as compared to December 31, 2002.

On February 6, 2004, the Company sold land and buildings of the Duiven subsidiaries in a conditional sale and lease back transaction for € 14.9 million in cash. At the date of the transaction, the net book value of the real estate sold will be approximately equal to the selling price of the real estate. Any gain on this transaction will be deferred and amortized and netted against rental expenses over the term of the lease. Gross rental expenses will amount to € 1.3 million per annum.

The Company will grant the buyer a € 3.0 million loan for a maximum period of 24 months. The loan can be repaid at any moment in time during the term of the loan. The loan is secured by a second mortgage on the land and buildings in the sale and leaseback transaction. The loan bears 8.75% interest.

We believe that our cash position, internally generated funds and available lines of credit will be adequate to meet our levels of capital spending, research and development and working capital requirements for at least the next twelve months.

Principal Differences between IFRS and US GAAP

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market to publish their financial statements in accordance with International Financial Reporting Standards ("IFRS"). While we intend to continue publishing US GAAP financial statements, we also will publish our Consolidated Financial Statements in accordance with IFRS from January 1, 2005 onwards.

We are currently investigating the possible impact of differences identified between IFRS and US GAAP. The principal differences currently identified that might affect our net profit or loss, as well as shareholders' equity, relate to treatment of development costs, stock option plans, financial instruments, goodwill and identifiable intangible assets.

Recently Issued Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for asset retirement obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that we recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We adopted SFAS No. 143 on January 1, 2003 and the adoption did not have a material impact on our Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. We adopted SFAS No. 144 effective January 1, 2002 and the adoption did not have a material impact on our Consolidated Financial Statements.

In April 2002, the FASB issued SFAS No. 145, Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. In rescinding SFAS No. 4 and 64, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, however, an entity would not be prohibited from classifying such gains and losses as extraordinary items so long as they meet the criteria of paragraph 20 of APB 30, Reporting the results of operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, the Statement amends SFAS No. 13 to eliminate an inconsistency between the accounting for sale and leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The standard is effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on our Consolidated Financial Statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Exit or Disposal Activities", which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the EITF has set forth in EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The standard is effective for exit or disposal activities that are initiated after December 31, 2002. We adopted SFAS No. 146 on January 1, 2003 and the adoption did not have a material impact on our Consolidated Financial Statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter "the Interpretation"), which addresses, among other things, the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. We adopted the disclosure requirements of the Interpretation as at December 31, 2002 and have applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

In November 2002, the EITF issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (i) the delivered item(s) has value to the customer on a standalone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered item(s), (iii) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative effect adjustment in accordance with APB Opinion 20, "Accounting Changes". If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The adoption of EITF 00-21 did not have a material impact on our Consolidated Financial Statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123". SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation.

The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports, containing financial statements for interim periods beginning after December 15, 2002. We adopted the annual disclosure requirements of SFAS No.148 and such disclosure is reflected in the Consolidated Financial Statements for the year ended December 31, 2003.

In January 2003, the FASB released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This Interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's consolidated financial statements. An entity is subject to FIN 46 and is called a Variable Interest Entity ("VIE") if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries". A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities ('SPEs'). The provisions of the interpretation are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first interim or fiscal period beginning after December 15, 2003. For any VIE that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and non-controlling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003. We are continuing to evaluate the provisions of FIN 46. While we do not believe that we have any VIEs that would be required to be consolidated, management is nonetheless evaluating the provisions of FIN 46.

On April 30, 2003, the FASB issued FASB Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to address (i) decisions reached by the Derivatives Implementation Group, (ii) developments in other Board projects that address financial instruments, and (iii) implementation issues related to the definition of a derivative. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our Consolidated Financial Statements.

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No.150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For non-public entities, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after December 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our Consolidated Financial Statements.

Certain Factors That May Affect Future Results

The following important factors, among others, could cause our actual results to differ materially from those contained in forward-looking statements made in this report or presented elsewhere by management from time to time.

Our net sales and results of operations depend in significant part on anticipated demand for semiconductors, which is highly cyclical, and the semiconductor market has recently experienced a significant and sustained downturn

Capital expenditures of our customers for semiconductor manufacturing equipment depend on the current and anticipated market demand for semiconductors and products using semiconductors. The semiconductor industry is highly cyclical and has suffered significant economic downturns at various times. These downturns have involved periods of production overcapacity, oversupply, reduced prices and lower net sales, and have regularly been associated with dramatically reduced levels in capital expenditures for semiconductor facilities and equipment. Due to the lead times associated with the production of semiconductor equipment, a rise or fall in the level of sales of semiconductor equipment typically lags any downturn or recovery in the semiconductor market by approximately nine to twelve months. For example, according to trade association data, worldwide sales of all semiconductor products grew by more than 40% in 1995, while worldwide semiconductor sales in 2002 decreased by more than 30% as compared to 2000. These conditions have had and are expected to continue to have a direct result on our net sales, results of operations and backlog. Downturns in the industry can be severe and protracted and could again impact our net sales, results of operations and backlog.

Our quarterly net sales and operating results fluctuate significantly

Our quarterly net sales and operating results have varied in the past and may continue to fluctuate in the future. We believe that period-to-period comparisons of our operating results are not necessarily indicative of future operating results. Factors that have caused our results to fluctuate in the past and which are likely to affect us in the future include the following:

- the volatility of the semiconductor industry;
- the length of sales cycles and lead-times associated with our product offerings;
- the timing, size and nature of our transactions;
- the market acceptance of new products or product enhancements by us or our competitors;
- the timing of new personnel hires and the rate at which new personnel become productive;
- the changes in pricing policies by our competitors;
- the changes in our operating expenses;
- our ability to adjust production capacity on a timely basis to meet customer demand; and
- the fluctuations in foreign currency exchange rates.

Our backlog at any particular date may not be indicative of our future operating results

Our backlog amounted to € 39.8 million at December 31, 2003. In market downturns, semiconductor manufacturers historically have cancelled or deferred additional equipment purchases. For example, backlog decreased significantly in 2001 due to a steep decline in semiconductor production and capital expenditure cutbacks initiated by our customers during this period. The orders in our backlog are subject to cancellation by the customer at any time upon payment of a negotiated charge. Because of the possibility of changes in delivery schedules, cancellations of orders and potential delays in product shipments, our backlog at any particular date may not be representative of actual sales for any succeeding period.

Because of the lengthy and unpredictable sales cycle associated with our transactions, we may not succeed in closing transactions on a timely basis, if at all, which would adversely affect our net sales and operating results

Transactions for our products often involve large expenditures as the average selling price for a substantial portion of the equipment we offer exceeds € 300,000. The sales cycles for these transactions are often lengthy and unpredictable. Factors affecting the sales cycle include:

- customers' capital spending plans and budgetary constraints;
- the timing of customers' budget cycles; and
- customers' internal approval processes.

We may not succeed in closing such large transactions on a timely basis or at all, which could cause significant variability in our net sales and results of operations for any particular period.

A limited number of customers have accounted for a significant percentage of our net sales, and our future net sales could decline if we cannot keep or replace these customer relationships

Historically, a limited number of our customers have accounted for a significant percentage of our net sales. In 2003, our three largest customers accounted for approximately 46% of our net sales, with the largest customer accounting for approximately 31% of our net sales. We anticipate that our results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. In addition, we anticipate that the identity of such customers will continue to vary over time, so that the achievement of our long-term goals will require us to maintain relationships with our existing clients and to obtain additional customers on an ongoing basis. Our failure to enter into and realize revenue from a sufficient number of contracts during a particular period could have a significant adverse effect on our net sales.

We may fail to compete effectively in our market

We face substantial competition from established companies, based primarily in Japan, various other Pacific Rim countries and the United States, many of which have greater financial, engineering, manufacturing and marketing resources than us. We believe that once a semiconductor manufacturer has decided to buy semiconductor assembly equipment from a particular vendor, the manufacturer often continues to use that vendor's equipment in the future. Accordingly, it is often difficult to achieve significant sales to a particular customer once another vendor's products have been installed. Furthermore, some companies have historically developed, manufactured and installed back-end assembly equipment internally, and it may be difficult for us to sell our products to these companies.

Most of our principal competitors on a worldwide basis are Japanese, which historically have dominated the Japanese market because Japanese semiconductor manufacturers typically purchase equipment from domestic suppliers. To date, our sales to Japanese customers have been limited.
We believe that the limited growth of the Japanese semiconductor industry in recent years has caused our Japanese competitors to intensify their efforts to export their products to other areas of the world, particularly Asia. As a result, competition in these markets has become increasingly intense.

We believe that a decrease in the value of the Japanese yen or the US dollar and dollar-linked currencies in relation to the euro could lead to intensified price-based competition in our markets resulting in lower prices and margins and could have a negative impact on our business and results of operations.

We believe that our ability to compete successfully in our market depends on a number of factors both within and outside our control, including:

- price, product quality and system performance;
- ease of use and reliability of our products;
- manufacturing lead times, including the lead times of our subcontractors;
- cost of ownership;
- success in developing or otherwise introducing new products; and
- market and economic conditions.

We cannot assure you that we will be able to compete successfully in the future.

We must introduce new products in a timely fashion and are dependent upon the market acceptance of these products

Our industry is subject to rapid technological change and new product introductions and enhancements. Our business strategy and results of operations are largely based upon accurate anticipation of customer and market requirements. Our ability to implement our overall strategy and remain competitive will depend in part upon our ability to develop new and enhanced products and to introduce them at competitive price levels. We must also accurately forecast commercial and technical trends in the semiconductor industry so that our products provide the functions required by our customers and are configured to be used in our customers' facilities. We may not be able to respond effectively to technological changes or to specific product announcements by competitors.

Although we expect to continue to introduce new products in each of our product lines, we cannot assure you that we will be successful in developing new products in a timely manner or that any new products will achieve market acceptance.

We are largely dependent upon our international operations

We have facilities and personnel in the Netherlands, Malaysia, Korea, Hong Kong, Singapore, Japan, China and the United States and our products are marketed, sold and serviced worldwide. Our operations are subject to risks inherent in international business activities, including, in particular:

- general economic conditions in each country;
- the overlap of different tax structures and management of an organization spread over various countries;
- unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivables payment cycles in some countries; and
- import and export licensing requirements, trade restrictions and changes in tariff and freight rates.

In addition, each region in the global semiconductor equipment market exhibits unique characteristics that can cause capital equipment investment patterns to vary significantly from period to period.

We are dependent on net sales from customers in various Pacific Rim countries who have experienced economic difficulties

Our net sales are dependent upon customers in various Pacific Rim countries. Many Pacific Rim countries have experienced banking and currency difficulties that have led to an economic slowdown in those countries. Specifically, the decline in value of the Korean and Southeast Asian currencies, together with difficulties in obtaining credit, has resulted in a decline in the purchasing power of our Korean and Southeast Asian customers and has resulted in the cancellation or delay of orders for our products from Korean and Southeast Asian customers. In addition, if Japan's economy weakens further, investments by Japanese customers may be negatively affected and it is possible that economic recovery in other Pacific Rim countries could be delayed.

Our results of operations have in the past and could in the future be affected by currency exchange rate fluctuations

The percentage of our consolidated net sales that is denominated in euro is approximately 72% whereas net sales represented by US dollars or dollar-linked currencies is approximately 28%. Approximately 81% of our costs and expenses are denominated in euro. As a result, our results of operations could be affected by fluctuations in the value of the euro against the dollar. We seek to manage our exposure to such fluctuations by hedging firmly committed sales contracts denominated in US dollars. While management will continue to monitor our exposure to currency fluctuations and, as appropriate, use financial hedging instruments to minimize the effect of these fluctuations, we cannot assure you that exchange rate fluctuations will not have an adverse effect on our results of operations or financial condition.

Although we do not anticipate paying any dividends or other distributions to shareholders for the foreseeable future, any such distributions would be made in euro. Accordingly, the value of distributions to shareholders electing to convert euro into another currency not linked to the euro would depend in part on the fluctuation of the value of the euro against such other currency.

If we fail to continue to attract and retain qualified personnel, our business may be harmed

Our future operating results depend in significant part upon the continued contribution of our senior executive officers and key employees, including a number of specialists with advanced university qualifications in engineering, electronics and computing. In addition, our business and future operating results depend in part upon our ability to attract and retain other qualified management, technical, sales and support personnel for our operations. We believe that our ability to increase the manufacturing capacity of our subsidiaries has from time to time been constrained by the limited number of such skilled personnel. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. The loss of any key executive or employee or the inability to attract and retain skilled executives and employees as needed could adversely affect our business, financial condition and results of operations.

We may not be able to protect our intellectual property rights, which could make us less competitive and cause us to lose market share

Although we seek to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, we cannot assure you that we will be able to protect our technology adequately, that our competitors will not be able to develop similar technology independently, that any of our pending patent applications will be issued, or that intellectual property laws will protect our intellectual property rights. In addition, we operate internationally, and intellectual property protection varies among the jurisdictions in which we conduct business. Litigation may be necessary in order to enforce our patents, copyrights or other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business and operating results. Third parties may seek to challenge, invalidate or circumvent any patent issued to us, and the rights granted under any patent issued to us may not provide competitive advantages to us or third parties may assert that our products infringe patent, copyright or trade secrets of such parties. Furthermore, third parties may independently develop similar products or duplicate our products.

We are subject to environmental rules and regulations in a variety of jurisdictions

We are subject to a variety of governmental regulations relating to the use, storage, discharge and disposal of chemical by-products of, and water used in, our manufacturing processes. Environmental claims or the failure to comply with any present or future regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. New regulations could require us to acquire costly equipment or to incur other significant expenses. Any failure by us to control the use or adequately restrict the discharge of hazardous substances could subject us to future liabilities.

We may acquire or make investments in companies or technologies any of which could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations

As part of our future growth strategy, we may from time-to-time acquire or make investments in companies and technologies. We could face difficulties in assimilating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. In addition, these acquisitions may disrupt our ongoing operations, divert management from day-to-day business, increase our expenses and adversely impact our results of operations. Any future acquisitions could involve other risks, including the assumption of additional liabilities, dilutive issuances of equity securities and incurrence of debt. In addition, these types of transactions often result in charges to earnings for items, such as amortization of intangible assets or in-process research and development expenses.

We are subject to provisions of Netherlands law, which may restrict the ability of our shareholders to make some decisions

We are subject to provisions of Netherlands law applicable to large corporations ("structuurregime") that, together with some provisions of our Articles of Association, have the effect of concentrating control over significant corporate decisions and transactions in the hands of our Supervisory Board. Under such regime, the Supervisory Board of a corporation has the power to appoint its own members, to appoint and dismiss members of the Board of Management, and to adopt the annual financial statements of the corporation. This regime may have the effect of delaying or preventing a change in control that shareholders may find favorable.

In addition, in April 2000 we established the Stichting Continuïteit BE Semiconductor Industries, a foundation whose board consists of five members, four of whom are independent of BE Semiconductor Industries N.V. We have granted the foundation a call option pursuant to which it may purchase up to 55,000,000 of our preference shares. If the foundation were to exercise the call option, it may result in delaying or preventing a change in control that shareholders may find favorable.



2003

Consolidated Financial Statements

Always Ahead

Independent Auditors' Report

To the Supervisory Board and the Board of Management of BE Semiconductor Industries N.V.

We have audited the accompanying consolidated balance sheets of BE Semiconductor Industries N.V. and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations, cash flows, shareholders' equity and accumulated other comprehensive income (loss), for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the management of BE Semiconductor Industries N.V. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Possehl Besi Electronics N.V., a 30% owned investee company which was sold on November 15, 2001. BE Semiconductor Industries N.V.'s equity in earnings was a loss of € 10,372,000 for the period from January 1, 2001 to November 15, 2001. The financial statements of Possehl Besi Electronics N.V. were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Possehl Besi Electronics N.V. for the year ended December 31, 2001, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BE Semiconductor Industries N.V. and subsidiaries at December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

We refer to Note 2 to the Consolidated Financial Statements that BE Semiconductor Industries N.V. issued also statutory financial statements in accordance with accounting principles in the Netherlands which are available at the Company and will be filed at the Chamber of Commerce of Oost-Brabant ('s-Hertogenbosch). Based upon section 2:395 subsection 2 of the Netherlands Civil Code we state that we expressed an unqualified opinion on these statutory financial statements.

As discussed in Note 1 to the Consolidated Financial Statements, on January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". As required by SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized, but instead are tested for impairment at least annually.

KPMG Accountants N.V.
's-Hertogenbosch, the Netherlands
February 10, 2004

Consolidated Balance Sheets

(Amounts in thousands)

	December 31,		
	2002 EURO	**2003** EURO	**2003** USD [1]
ASSETS			
Cash and cash equivalents	119,866	108,897	137,178
Accounts receivable	28,238	17,957	22,621
Inventories	33,424	27,880	35,120
Other current assets	7,687	9,439	11,890
Total current assets	**189,215**	**164,173**	**206,809**
Property, plant and equipment	23,103	30,100	37,917
Goodwill	14,690	12,846	16,182
Patents and trademarks	17,036	13,575	17,100
Other non-current assets	954	723	911
Total assets	**244,998**	**221,417**	**278,919**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current portion of long-term debt and capital leases	1,228	934	1,177
Accounts payable	13,103	10,338	13,023
Accrued liabilities	17,272	14,464	18,220
Total current liabilities	**31,603**	**25,736**	**32,420**
Long-term debt and capital leases	7,812	7,945	10,008
Deferred gain on sale and lease back	1,012	927	1,168
Deferred tax liabilities	4,039	3,112	3,920
Total non-current liabilities	**12,863**	**11,984**	**15,096**
Minority interest	**44**	**191**	**241**
Ordinary shares	28,117	28,023	35,300
Preference shares	-	-	-
Capital in excess of par value	177,730	177,478	223,569
Retained deficit	(1,744)	(15,241)	(19,199)
Accumulated other comprehensive loss	(3,615)	(6,754)	(8,508)
Total shareholders' equity	**200,488**	**183,506**	**231,162**
Total liabilities and shareholders' equity	**244,998**	**221,417**	**278,919**

[1] See Note 2 of "Notes to the Consolidated Financial Statements".

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Operations

(Amounts in thousands except share and per share data) Year ended December 31,

	2001 EURO	2002 EURO	2003 EURO	2003 USD [1]
Net sales	150,030	83,228	85,500	107,704
Cost of sales	96,253	55,849	63,345	79,795
Gross profit	**53,777**	**27,379**	**22,155**	**27,909**
Selling, general and administrative expenses	30,563	26,235	25,436	32,042
Research and development expenses	15,446	12,470	13,564	17,087
Restructuring charges	8,306	786	-	-
Impairment of intangibles	-	3,302	287	361
Amortization of intangible assets	3,848	2,591	2,522	3,177
Total operating expenses	**58,163**	**45,384**	**41,809**	**52,667**
Operating loss	**(4,386)**	**(18,005)**	**(19,654)**	**(24,758)**
Interest income, net	4,240	3,395	2,815	3,546
Loss before taxes and equity in loss of affiliated companies and minority interest	**(146)**	**(14,610)**	**(16,839)**	**(21,212)**
Income taxes (benefit)	518	2,404	(3,292)	(4,147)
Loss before equity in loss of affiliated companies and minority interest	**(664)**	**(17,014)**	**(13,547)**	**(17,065)**
Equity in loss of affiliated companies and loss on sale of affiliated companies	(16,314)	-	-	-
Minority interest	-	3	50	63
Net loss	**(16,978)**	**(17,011)**	**(13,497)**	**(17,002)**
LOSS PER SHARE				
Basic	(0.53)	(0.54)	(0.44)	(0.55)
Diluted	(0.53)	(0.54)	(0.44)	(0.55)
WEIGHTED AVERAGE NUMBER OF SHARES USED TO COMPUTE LOSS PER SHARE				
Basic	31,794,675	31,462,482	30,813,681	30,813,681
Diluted	31,794,675	31,462,482	30,813,681	30,813,681

[1] See Note 2 of "Notes to the Consolidated Financial Statements".

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Amounts in thousands) Year ended December 31,

	2001 EURO	2002 EURO	2003 EURO	2003 USD[1]
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	(16,978)	(17,011)	(13,497)	(17,002)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Depreciation of property, plant and equipment	4,495	4,135	3,947	4,972
Amortization of intangible assets	3,848	2,591	2,522	3,177
Impairment of intangibles	-	3,302	287	361
Deferred income taxes (benefits)	(1,541)	2,403	(610)	(768)
Loss (gain) on disposal of equipment	(5)	13	(32)	(40)
Loss on disposal of subsidiaries and affiliated companies	4,805	-	-	-
Translation of debt in foreign currency	176	2,109	2,409	3,035
Minority interest	-	(3)	(50)	(63)
Equity in loss of affiliated companies	11,509	-	-	-
Effects of changes in assets and liabilities:				
Decrease in accounts receivable	17,484	3,575	9,961	12,548
Decrease (increase) in inventories	10,847	(2,405)	4,764	6,001
Decrease (increase) in other current assets	3,224	(2,857)	(1,908)	(2,403)
Increase (decrease) in accrued liabilities	(1,335)	(7,393)	124	156
Increase (decrease) in accounts payable	(21,587)	7,317	(2,621)	(3,302)
Net cash provided by (used in) operating activities	**14,942**	**(4,224)**	**5,296**	**6,672**
CASH FLOWS FROM INVESTING ACTIVITIES:				
Capital expenditures	(3,393)	(4,903)	(11,889)	(14,976)
Proceeds from sale of property, plant and equipment	28	6,789	93	117
Proceeds from sale of subsidiaries and affiliated companies	18,091	-	-	-
Acquisition of subsidiaries, net of cash acquired	(170)	(10,605)	-	-
Decrease in advances to affiliated companies	173	-	-	-
Net cash provided by (used in) investing activities	**14,729**	**(8,719)**	**(11,796)**	**(14,859)**

[1] See Note 2 of "Notes to the Consolidated Financial Statements".

Consolidated Statements of Cash Flows *Cont.*

(Amounts in thousands)

	Year ended December 31,			
	2001 EURO	**2002** EURO	**2003** EURO	**2003** USD[1]
CASH FLOWS FROM FINANCING ACTIVITIES:				
Payments on long-term debt and capital leases	(1,704)	(1,646)	(1,233)	(1,553)
Proceeds from long-term debt	-	-	1,185	1,493
Net proceeds from (payments of) advances from customers	(9,688)	1,015	(2,644)	(3,331)
Payments of bank lines of credit	-	(1,324)	-	-
Purchase of own shares	-	(4,885)	(346)	(436)
Proceeds from minority shareholder	-	48	221	278
Net cash used in financing activities	**(11,392)**	**(6,792)**	**(2,817)**	**(3,549)**
Net increase (decrease) in cash and cash equivalents	18,279	(19,735)	(9,317)	(11,736)
Effect of changes in exchange rates on cash and cash equivalents	378	(1,905)	(1,652)	(2,081)
Cash and cash equivalents at beginning of the year	122,849	141,506	119,866	150,995
Cash and cash equivalents at end of the year	**141,506**	**119,866**	**108,897**	**137,178**
SUPPLEMENTAL DISCLOSURE:				
Cash paid for interest	833	710	655	825
Cash paid for income taxes	2,822	653	117	147

[1] See Note 2 of "Notes to the Consolidated Financial Statements".

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

(Amounts in thousands except share data)

	Number of ordinary shares outstanding	Share capital at par value	Capital in excess of par value	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders' equity
		EURO	EURO	EURO	EURO	EURO
Balance at December 31, 2000	**31,794,675**	**28,933**	**181,799**	**32,245**	**4,766**	**247,743**
Net loss	-	-	-	(16,978)	-	(16,978)
Exchange rate changes for the year	-	-	-	-	1,139	1,139
Reclassification – adjustment for exchange rate changes on sale of affiliated companies realized in net loss	-	-	-	-	(3,602)	(3,602)
Balance at December 31, 2001	**31,794,675**	**28,933**	**181,799**	**15,267**	**2,303**	**228,302**
Net loss	-	-	-	(17,011)	-	(17,011)
Exchange rate changes for the year	-	-	-	-	(5,918)	(5,918)
Repurchases of own shares	(896,447)	(816)	(4,069)	-	-	(4,885)
Balance at December 31, 2002	**30,898,228**	**28,117**	**177,730**	**(1,744)**	**(3,615)**	**200,488**
Net loss	-	-	-	(13,497)	-	(13,497)
Exchange rate changes for the year	-	-	-	-	(3,139)	(3,139)
Repurchases of own shares	(103,568)	(94)	(252)	-	-	(346)
Balance at December 31, 2003	**30,794,660**	**28,023**	**177,478**	**(15,241)**	**(6,754)**	**183,506**

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income (Loss)

(Amounts in thousands)

	2001 EURO	2002 EURO	2003 EURO	2003 USD[1]
	Year ended December 31,			
Net loss	(16,978)	(17,011)	(13,497)	(17,002)
OTHER COMPREHENSIVE INCOME (LOSS):				
Foreign currency translation adjustment	1,139	(5,918)	(3,139)	(3,954)
Adjustment for exchange rate changes on sale of affiliated companies realized in net loss	(3,602)	-	-	-
Comprehensive loss	**(19,441)**	**(22,929)**	**(16,636)**	**(20,956)**

Accumulated other comprehensive income (loss) consists of:

	2001 EURO	2002 EURO	2003 EURO	2003 USD[1]
	Year ended December 31,			
Foreign currency translation adjustment	2,303	(3,615)	(6,754)	(8,508)
Accumulated other comprehensive income (loss)	**2,303**	**(3,615)**	**(6,754)**	**(8,508)**

[1] See Note 2 of "Notes to the Consolidated Financial Statements".

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1 Basis of Presentation

BE Semiconductor Industries N.V. ("Besi") was incorporated in the Netherlands in May 1995 as a wholly owned subsidiary of AdCapital AG, former Berliner Elektro Holding AG (together with its consolidated subsidiaries, "Berliner Elektro") to serve as the holding company for a worldwide business engaged in the development, production, marketing and sales of back-end equipment for the semiconductor industry. Besi's principal operations are in the Netherlands, Asia and the United States. Besi operates its business through its subsidiaries Fico B.V. ("Fico"), Meco International B.V. ("Meco") and their respective subsidiaries and Besi Die Handling Inc. ("Besi Die Handling").

On October 1, 1993, Berliner Elektro acquired all the outstanding shares of Fico from a third party for consideration of € 27.2 million (NLG 60 million). This acquisition was accounted for using the purchase method of accounting. At that time, certain tangible and intangible assets were revalued to reflect their fair value. The resulting negative goodwill was allocated proportionally to the acquired non-current assets.

Effective May 1, 1995, Besi acquired all the outstanding shares of Meco from a third party for consideration of € 52.2 million (NLG 115 million). This acquisition was financed through the issuance of € 25 million (NLG 55 million) of share capital (excluding issue expenses) and € 27.2 million (NLG 60 million) short-term intercompany debt (denominated in German marks). This acquisition was accounted for using the purchase method of accounting. At that time, certain tangible and intangible assets were revalued to reflect their fair value.

In April 2000, 18.4 million ordinary shares of Besi were sold to investors through the Euronext (former Amsterdam Stock Exchange), Frankfurt Stock Exchange and Nasdaq Stock Market at a price of € 18.00 (US$ 17.30). Besi sold a total of 5.4 million shares, including the exercise of the underwriters' over-allotment option of 2.4 million shares. Berliner Elektro sold 13 million shares, thereby reducing its ownership of Besi's ordinary shares from approximately 55% to less than 5%. The gross and net proceeds of the offering to Besi were € 97.2 million and € 94.0 million, respectively.

On November 15, 2001, Besi sold its 30% equity interest in Possehl Besi Electronics N.V. ("PBE") to L. Possehl & Co., mbH ("Possehl") for € 18.1 million in cash. In connection with this transaction, Besi recorded a loss on disposal of € 4.8 million. This loss is included in equity in loss of affiliated companies and loss on sale of affiliated companies in the Consolidated Statements of Operations.

On January 4, 2002, Besi acquired Laurier for a cash consideration of US$ 8.9 million. Acquisition cost amounted to US$ 0.5 million. This acquisition was accounted for using the purchase method of accounting. In connection with this transaction, an allocation of the purchase price was made resulting in certain purchase accounting adjustments.
The purchase price, including acquisition costs, was allocated as follows:

(In thousands)	USD
Net tangible assets	1,161
Patents	1,508
Goodwill	6,695
	9,364

The patents are amortized over their estimated useful life of 13 years. The goodwill resulting from the transaction will not be amortized, but will instead be evaluated for impairment in accordance with SFAS No. 142.
The pro forma impact of this acquisition on prior year financial information is not significant.

2 Summary of Significant Accounting Principles

Presentation

The accompanying Consolidated Financial Statements include the accounts of BE Semiconductor Industries N.V. and its consolidated subsidiaries (collectively, "the Company"). The Company follows accounting principles generally accepted in the United States of America ("US GAAP").

The Consolidated Financial Statements presented in this Annual Report are prepared in conformity with US GAAP. In accordance with these principles, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002 and of that date, goodwill amortization ceased. In accordance with accounting principles generally accepted in the Netherlands, goodwill continued to be amortized. Results in accordance with accounting principles in the Netherlands therefore differ from the results presented in this Annual Report.

The accompanying Consolidated Financial Statements are, solely for the convenience of the reader, also translated into US dollars ("USD" or "US$") using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on December 31, 2003 (€ 1.00 = US$ 1.2597). Such translations should not be construed as representations that the euro amounts could be converted into US dollar amounts at that or any other date. All euro and US dollar amounts are expressed in thousands, unless otherwise stated.

Principles of Consolidation

As of December 31, 2003, the following subsidiaries are included in the accompanying Consolidated Financial Statements:

Name	Location	Percentage of ownership
BE Semiconductor Industries USA, Inc.	Londonderry, New Hampshire, USA	100%
Fico B.V.	Duiven, the Netherlands	100%
Fico Molding Systems B.V.	Duiven, the Netherlands	100%
Fico Trim & Form Integration Systems B.V.	Duiven, the Netherlands	100%
Fico Tooling B.V.	Duiven, the Netherlands	100%
Fico Tooling Leshan Company Ltd.	Leshan, China	87%
Fico Asia SDN. BHD.	Shah Alam, Malaysia	100%
Fico America Inc.	Chandler, Arizona, USA	100%
ASM Fico (F.E.) SDN. BHD.	Shah Alam, Malaysia	99.9%(1)
Besi Korea Ltd.	Seoul, Korea	100%
Fico Hong Kong Ltd.	Hong Kong, China	100%
Nihon Fico Ltd.	Tokyo, Japan	100%
Fico Sales & Service Pte. Ltd.	Singapore	100%
Meco International B.V.	Drunen, the Netherlands	100%
Meco Equipment Engineers B.V.	Drunen, the Netherlands	100%
Besi Japan Co. Ltd.	Tokyo, Japan	100%
Meco Equipment Engineers Inc.	Rock Hill, South Carolina, USA	100%
Meco Equipment Engineers (Far East) Pte Ltd.	Singapore	100%
Besi Die Handling Inc.	Londonderry, New Hampshire, USA	100%(2)

(1) The Company has a 100% beneficial ownership.
(2) On April 13, 2003 The Company's 100% subsidiary Lilogix Inc. (d/b/a RD Automation) was merged into Laurier Inc. The name of the Company has been changed into Besi Die Handling Inc.

The balance sheets of the Company's foreign subsidiaries are translated at the year-end exchange rate and the income statements of the foreign subsidiaries are translated at the average rate of exchange prevailing during the period. Translation differences arising from the consolidation of the financial statements of foreign subsidiaries are recorded directly to accumulated other comprehensive income (loss).

All significant intercompany profit, transactions and balances have been eliminated in consolidation.

Derivative Financial Instruments

In accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities, an Amendment of SFAS 133", which the Company adopted on January 1, 2001, all derivative financial instruments are carried in the Consolidated Balance Sheets at fair value.

Using qualifying criteria defined in SFAS No. 133 and 138, derivative instruments are designated and accounted for as either a hedge of exposure to the change in fair value of a recognized asset or liability or unrecognized firm commitment (fair value hedge), or a hedge of the exposure to variability in the cash flows of a recognized asset or liability, or forecasted transaction (cash flow hedge). For a fair value hedge, the gain or loss (both the effective and ineffective portions) relating to the change in fair value of the derivative instrument is recognized in earnings in the period of change, together with the gain or loss on the hedged item attributable to the hedged risk. For a cash flow hedge, gains and losses relating to changes in the fair value of the derivative instrument that are highly effective are initially recorded in accumulated other comprehensive income or loss and subsequently reclassified into earnings when the underlying hedged item affects earnings. The ineffective portion of cash flow hedges is recognized in earnings immediately. During 2003, the derivative instruments used by the Company all qualify as fair value hedges. The Company does not use derivative financial instruments for trading or speculative purposes.

The Company uses forward foreign currency exchange contracts to hedge certain firm commitments denominated in foreign currencies. The terms of the currency instruments used are consistent with the timing of the firmly committed transactions being hedged. The purpose of the Company's foreign currency management activity is to protect the Company from changes in fair value of foreign currency denominated transactions that may be adversely affected by changes in exchange rates.

Foreign Currency

Foreign currency transactions are recorded at the exchange rate of the date of origin or at a forward contract rate if hedged through a related forward foreign currency exchange contract. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Realized exchange rate differences are recorded in the Consolidated Statements of Operations in selling, general and administrative expenses.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with an original maturity date at the date of acquisition of three months or less.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on historical write-off experience by industry and national economic data. The Company reviews its allowance for doubtful accounts monthly. Balances which are over 90 days past due and exceed a specific amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Cost includes net prices paid for materials purchased, charges for freight and custom duties, production labor costs and factory overhead. Precious metals are valued at the market price at the balance sheet date. Variances in market price from balance sheet date to balance sheet date are recorded in cost of sales as gains or losses.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method, based on the following estimated useful lives:

Category	Estimated useful life
Buildings	15 - 30 years
Leasehold improvements [1]	5 - 10 years
Machinery and equipment	2 - 10 years
Office furniture and equipment	3 - 10 years

[1] Leasehold improvements are amortized over the shorter of the lease term or economic life of the asset.

Leases

Assets acquired under capital leases are included in the balance sheet at the present value of the minimum future lease payments and are depreciated over the shorter of the lease term or their estimated economic lives. A corresponding liability is recorded at the inception of the capital lease and the interest element of capital leases is charged to interest expense.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

Goodwill and Intangible Assets

Goodwill represents the excess of the costs of purchased businesses over the fair value of their net assets at date of acquisition and, through December 31, 2001, was being amortized by the straight-line method. The amortization of the goodwill from the Meco acquisition (13 years) and the RDA acquisition (13 years) was based on the weighted average remaining lives of Meco's and RDA's patents as determined by an independent valuation. Goodwill was assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. As of January 1, 2002, goodwill is no longer amortized, but is required to be evaluated for impairment at least annually in accordance with SFAS No. 142. The amortization of patents and other identifiable intangible assets is based on the weighted average remaining lives of 13 years for Meco, RDA and Laurier and 16 years for Fico as determined by an independent valuation at the date of acquisition. The Company adopted the provisions of SFAS No. 141, "Business combinations" as of July 1, 2001 and SFAS No. 142 as of January 1, 2002. Goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 and determined to have an indefinite useful life are not amortized, but will continue to be evaluated for impairment annually in accordance with SFAS No. 142.

In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required the Company to perform an assessment of whether there was an indication that goodwill, and equity-method goodwill, is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount within six months of January 1, 2002. To the extent a reporting unit's carrying amount exceeded its fair value, an indication existed that the reporting unit's goodwill may be impaired and the second step of the transitional impairment test had to be performed. In the second step, the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, had to be compared to its carrying amount, both of which would be measured as of the date of adoption. This second step was required to be completed as soon as possible, but no later than the end of the year of adoption. See further discussion of the goodwill transitional impairment tests and the annual impairment tests in Note 7.

Goodwill and intangible assets not subject to amortization are tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

The Company does not have any identifiable assets with indefinite lives.

Investment in Affiliated Companies

Investment in unconsolidated affiliated companies, where the Company exercises significant influence (generally a voting share of 20%-50%), are accounted for under the equity method. Investment in affiliated companies also includes goodwill relating to the investment.

Income Taxes

The Company applies SFAS No. 109 "Accounting for Income Taxes", which requires the asset and liability method of accounting for taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized.

Revenue Recognition

Shipment of products occurs after a customer accepts the product at the Company's premises. Advance payments received from customers are recorded as a liability until the products have been shipped. The Company recognizes revenues from sales of products upon shipment. The risk of loss and rewards of ownership with respect to products transfer to customers at that time. The sale of the product to the customer is thereby considered complete and no significant obligations remain after the sale is completed. A customer's sole recourse against the Company is to enforce the Company's obligations relating to installation and warranty. Operating expenses and other income and expense items are recognized in the Consolidated Statements of Operations as incurred or earned.

Warranty Expense

The Company records a liability for estimated warranty expense when corresponding sales revenue is recognized, that is, at the time of shipment. The amount recorded is based on a history of actual costs incurred and on estimated probable costs related to such current sales.

Research and Development

Research and development costs are charged to expenses when incurred. Subsidies and other governmental credits to cover research and development costs relating to approved projects are recorded as research and development credits in the period when the research and development cost to which such subsidy or credit relates, occurs. Technical development credits ("Technische Ontwikkelingskredieten" or "TOKs") received from the Netherlands government to offset the costs of certain research and development projects are contingently repayable to the extent sales of equipment developed in such projects occur. Such repayments are calculated as a percentage of sales revenue and are charged to research and development expenses. No repayment is required if such sales do not occur (see Note 19).

Pension Costs

A majority of the employees in the Netherlands participate in a multi-employer union plan which consists of defined benefit determined in accordance with the respective collective bargaining agreements. All other pension plans are funded with insurance companies based on a defined contribution plan. The Company has no other liability regarding pensions other than payment of annual premiums, which are charged against earnings.

Stock Options

The Company accounts for stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees", and related interpretations in accounting for its plans. SFAS No. 123 "Accounting for Stock-Based Compensation" allows companies to elect to either account for stock options using fair value based method, or continue to account for stock option plans under APB No. 25, and disclose pro forma disclosure of net loss and loss per share as if SFAS No. 123 were applied. Under APB No. 25, no stock-based employee compensation cost is reflected in net loss for the fixed stock options, as all options granted under the Company's stock option plans had an exercise price equal to the market value of the underlying ordinary shares on the date of grant. The Company has elected to continue to account for its stock options under the provisions of APB No. 25 and disclose the pro forma effect of SFAS No. 123.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	2001 EURO	**2002** EURO	**2003** EURO
Net loss as reported	(16,978)	(17,011)	(13,497)
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,040)	(1,407)	(1,036)
Add: Stock-based compensation expense included in net loss, net of related tax effect	-	-	26
Pro forma net loss	**(18,018)**	**(18,418)**	**(14,507)**
BASIC LOSS PER SHARE:			
As reported	(0.53)	(0.54)	(0.44)
Pro forma	(0.57)	(0.59)	(0.47)
DILUTED LOSS PER SHARE:			
As reported	(0.53)	(0.54)	(0.44)
Pro forma	(0.57)	(0.59)	(0.47)

Concentration of Credit Risk

A relatively small number of customers accounts for a significant percentage of the Company's net sales. The loss of a major customer or any reduction in orders by such customers, including reductions due to market or competitive conditions, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success will depend in part upon its ability to obtain orders from new customers, as well as the financial condition and success of its customers and the worldwide economy in general.

The Company's customers consist of semiconductor manufacturers located throughout the world. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral to secure accounts receivable. The Company maintains an allowance for doubtful accounts based on an assessment of the collectibility of such accounts.

Earnings per Share

Basic earnings per share have been computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share have been computed using the weighted average number of ordinary shares and equivalents (representing the dilutive effect of stock options) outstanding during the period.

Use of Estimates

The preparation of the Company's Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Principal Differences between IFRS and US GAAP

Beginning in 2005, the European Commission will require companies that are quoted on a European stock market to publish their financial statements in accordance with International Financial Reporting Standards ("IFRS"). While the Company intends to continue publishing US GAAP financial statements, the Company also will publish its consolidated financial statements in accordance with IFRS from January 1, 2005 onwards.

The Company is currently investigating the possible impact of differences identified between IFRS and US GAAP. The principal differences currently identified that might affect the Company's net profit or loss, as well as shareholders' equity, relate to treatment of development costs, stock option plans, financial instruments, goodwill and intangible assets.

Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for asset retirement obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that the Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company adopted SFAS No. 143 on January 1, 2003 and the adoption did not have a material impact on the Company's Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 establishes a single accounting model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted SFAS No. 144 effective January 1, 2002 and the adoption did not have a material impact on the Company's Consolidated Financial Statements.

In April 2002, the FASB issued SFAS No. 145, "Recission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections". In rescinding SFAS No. 4 and 64, SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, however, an entity would not be prohibited from classifying such gains and losses as extraordinary items so long as they meet the criteria of paragraph 20 of APB 30, Reporting the results of operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, the Statement amends SFAS No. 13 to eliminate an inconsistency between the accounting for sale and leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The standard is effective for transactions occurring after May 15, 2002. The adoption of SFAS No. 145 did not have a material impact on the Company's Consolidated Financial Statements.

In June 2002, the FASB issued SFAS 146, "Accounting for Exit or Disposal Activities", which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") has set forth in EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The standard is effective for exit or disposal activities that are initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003 and the adoption did not have a material impact on the Company's Consolidated Financial Statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter "the Interpretation"), which addresses, among other things, the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Company has adopted the disclosure requirements of the Interpretation as at December 31, 2002 and has applied the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

In November 2002, the EITF issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (i) the delivered item(s) has value to the customer on a standalone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered item(s), (iii) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003.

Alternatively, entities may elect to report the change in accounting as a cumulative effect adjustment in accordance with APB Opinion 20, "Accounting Changes". If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The adoption of EITF 00-21 did not have a material impact on the Company's Consolidated Financial Statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123". SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports, containing financial statements for interim periods beginning after December 15, 2002. The Company has adopted the annual disclosure requirements of SFAS No.148 and such disclosure is reflected in the Consolidated Financial Statements for the year ended December 31, 2003.

In January 2003, the FASB released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This Interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's consolidated financial statements. An entity is subject to FIN 46 and is called a Variable Interest Entity ("VIE") if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries". A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities ("SPEs"). The provisions of the interpretation are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first interim or fiscal period beginning after December 15, 2003. For any VIE that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and non-controlling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and non-controlling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003. The Company is continuing to evaluate the provisions of FIN 46. While the Company does not believe that the Company has any VIEs that would be required to be consolidated, management is nonetheless evaluating the provisions of FIN 46.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to address (i) decisions reached by the Derivatives Implementation Group, (ii) developments in other Board projects that address financial instruments, and (iii) implementation issues related to the definition of a derivative. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's Consolidated Financial Statements.

On May 15, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No.150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classifies a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity.

SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For non-public entities, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after December 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's Consolidated Financial Statements.

3 Accounts Receivable

Accounts receivable, net consist of the following:

	December 31,	
	2002 EURO	**2003** EURO
Accounts receivable	31,150	19,742
Allowance for doubtful accounts	(2,912)	(1,785)
Total accounts receivable, net	**28,238**	**17,957**

A summary of activity in the allowance for doubtful accounts is as follows:

	2001 EURO	**2002** EURO	**2003** EURO
Balance at January 1,	2,524	4,502	2,912
Provision (release) for allowance for doubtful accounts	2,014	(1,364)	(894)
Addition due to acquisition of subsidiary	-	52	-
Accounts receivable written off	(36)	(173)	(127)
Foreign currency translation	-	(105)	(106)
Balance at December 31,	**4,502**	**2,912**	**1,785**

4 Inventories

Inventories, net consist of the following:

	December 31, 2002 EURO	December 31, 2003 EURO
Precious metals	20	27
Raw materials	12,106	11,448
Work in progress	18,142	13,401
Finished goods	3,156	3,004
Total inventories, net	**33,424**	**27,880**

A summary of activity in the allowance for obsolescence is as follows:

	2001 EURO	2002 EURO	2003 EURO
Balance at January 1,	3,713	5,950	5,198
Provision for loss on obsolete inventory	2,541	707	3,362
Addition due to acquisition of subsidiary	-	215	-
Inventory written off	(315)	(1,437)	(857)
Foreign currency translation	11	(237)	(271)
Balance at December 31,	**5,950**	**5,198**	**7,432**

5 Other Current Assets

Other current assets consist of the following:

	December 31, 2002 EURO	December 31, 2003 EURO
VAT receivables	2,233	1,618
Income taxes	2,242	4,732
Subsidies and development credits receivable	158	108
Interest receivable	875	1,103
Deposits	197	105
Prepaid expenses	1,028	1,053
Deferred tax assets	389	110
Other	565	610
Total other current assets	**7,687**	**9,439**

6 Property, Plant and Equipment

Property, plant and equipment, net consist of the following:

	Land, buildings and leasehold improvements	Machinery and equipment	Office furniture and equipment	Assets under construction	Total
	EURO	EURO	EURO	EURO	EURO
BALANCE AT JANUARY 1, 2003:					
Cost	14,759	24,687	16,748	2,566	58,760
Accumulated depreciation	(5,073)	(17,000)	(13,584)	-	(35,657)
Property, plant and equipment, net	**9,686**	**7,687**	**3,164**	**2,566**	**23,103**
CHANGES IN BOOK VALUE IN 2003:					
Investments	5,994	5,977	1,320	(1,402)	11,889
Disposals	(2)	(101)	(40)	-	(143)
Depreciation	(537)	(1,883)	(1,527)	-	(3,947)
Foreign currency translation	(314)	(361)	(83)	(44)	(802)
Total changes	**5,141**	**3,632**	**(330)**	**(1,446)**	**6,997**
BALANCE AT DECEMBER 31, 2003:					
Cost	20,363	29,435	17,255	1,120	68,173
Accumulated depreciation	(5,536)	(18,116)	(14,421)	-	(38,073)
Property, plant and equipment, net	**14,827**	**11,319**	**2,834**	**1,120**	**30,100**

The Company has obligations under various capital and operating leases, primarily for land and buildings, manufacturing and office facilities and equipment. Assets under capital leases included in property, plant and equipment consist of the following:

	December 31,	
	2002	**2003**
	EURO	EURO
Land and buildings	9,453	9,453
Machinery, equipment and office furniture	215	54
Accumulated depreciation	(1,588)	(1,806)
Total	**8,080**	**7,701**

The legal ownership of the assets under capital leases lies at a third party, however, the Company maintains economic ownership.

7 Goodwill, Patents and Trademarks

As of January 1, 2002, the Company adopted SFAS No. 142 and SFAS No. 144. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives and addresses impairment testing and recognition for goodwill and intangible assets with indefinite lives. SFAS No. 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business. As a result of the adoption of SFAS No. 142, goodwill amortization ceased as of January 1, 2002.

The Company reviewed its business and determined that there were four reporting units to be reviewed for impairment in accordance with the standard. The reporting units were: packaging equipment, plating and singulation equipment, flip chip die attach equipment and die sorting equipment. Upon adoption of SFAS No. 142 in the first quarter of 2002, the Company completed the required transitional impairment testing of goodwill, and based upon those analyses, did not identify any impairment charges as a result of adoption of this standard effective January 1, 2002.

The Company has determined that its annual test for impairment of goodwill will take place at the end of the fourth quarter of each year, which coincides with the completion of its annual forecasting process. In the third quarter of 2002, the Company consolidated its flip chip die attach equipment business and die sorting equipment business into a single reporting unit, die handling equipment. Due to the severity and the length of the current industry downturn and uncertainty of the timing of improvement in industry conditions, the Company revised its earnings forecasts for each of its business units that were tested for impairment in the fourth quarter of fiscal year 2002. As a result, the Company recognized a goodwill impairment loss of € 3,302 in the die handling equipment reporting unit. The fair value of each reporting unit was estimated using the expected present value of future cash flows.

In the fourth quarter of 2003, the Company tested its intangibles for impairment. As a result of this impairment test, an impairment of patents of die handling equipment to an amount of € 287 was recorded. No impairment on other intangibles was required.

The Company does not have any identifiable assets with indefinite lives.

7 Goodwill, Patents and Trademarks *Cont.*

Goodwill, patents and trademarks, net consist of the following:

	Goodwill	Patents	Trademarks	Total
	EURO	EURO	EURO	EURO
BALANCE AT JANUARY 1, 2003:				
Cost	22,690	35,172	708	58,570
Accumulated amortization	(8,000)	(18,717)	(127)	(26,844)
Goodwill, patents and trademarks	**14,690**	**16,455**	**581**	**31,726**
CHANGES IN BOOK VALUE IN 2003:				
Amortization	-	(2,472)	(50)	(2,522)
Impairment of intangibles	-	(287)	-	(287)
Foreign currency translation	(1,844)	(560)	(92)	(2,496)
Total changes	**(1,844)**	**(3,319)**	**(142)**	**(5,305)**
BALANCE AT DECEMBER 31, 2003:				
Cost	20,144	34,478	591	55,213
Accumulated amortization	(7,298)	(21,342)	(152)	(28,792)
Goodwill, patents and trademarks	**12,846**	**13,136**	**439**	**26,421**

Aggregate amortization expense for the year ended December 31, 2003 was € 2.5 million. Estimated amortization expense for each of the next five years is € 2.5 million per year.

The following table reflects the impact that SFAS No. 142 would have had on net loss and loss per ordinary share if it had been adopted at the beginning of 2001:

	Year ended December 31,
	2001
	EURO
Reported net loss	(16,978)
Ceased goodwill amortization	1,062
Adjusted net loss	**(15,916)**
Reported loss per share – basic and diluted	(0.53)
Ceased goodwill amortization	0.03
Adjusted loss per share – basic and diluted	**(0.50)**

8 Investment in Affiliated Companies

The Company sold its 30% equity interest in PBE on November 15, 2001, for € 18.1 million cash. As a result, the investment in affiliated companies as of December 31, 2002 and 2003 is nil.

The Company's equity in loss of affiliated companies and loss on sale of affiliated companies consists of the 30% interest of the company in the results of PBE:

	January 1 to November 15, **2001** EURO
Equity in loss of affiliated companies	(10,372)
Amortization of goodwill	(1,137)
Loss on sale of affiliated companies	(4,805)
Equity in loss of affiliated companies and loss on sale of affiliated companies, net	**(16,314)**

The loss on sale of affiliated companies of PBE included the reversal of the portion of the cumulative translation adjustment component of shareholders' equity relating to the investment in PBE, which reduced the loss by € 5.3 million.

The following table presents condensed financial information of results of operations of PBE:

	January 1 to November 15, **2001** EURO
Net sales	155,916
Gross profit	16,944
Operating loss	(31,013)
Net loss before minority interest	(34,216)
Net loss	(34,572)

8 Investment in Affiliated Companies *Cont.*

In December 2001, subsequent to the sale of the Company's 30% interest in PBE on November 15, 2001, the Board of Directors of PBE announced a change in accounting principle. This change, relating to the depreciation method of certain fixed assets, resulted in a one-time charge of € 5.8 million in the results of PBE in 2001. PBE has, in compliance with US GAAP, disclosed the impact of this accounting change as a cumulative effect of a change in accounting principle computed as of January 1, 2001. Also, as required by US GAAP, the results of operations of PBE for its fiscal year ended December 31, 2001, were prepared on the basis of the newly adopted accounting principle.

Subsequent to the sale of its 30% interest in PBE, the Company no longer had any representation on the board of directors of PBE nor any other rights or responsibilities regarding PBE. As a result, PBE's December 2001 change in accounting principle is treated as a post-disposal subsequent event and the Company's proportionate share of this change has not been included in the Consolidated Statements of Operations. The Company's proportionate share in the results of PBE in the accompanying Consolidated Financial Statements is presented on the basis of PBE's former accounting principle. The inclusion of the impact of this change in accounting principle in the Consolidated Financial Statements of the Company would not affect the net loss of the Company for the year 2001, as the Company sold its 30% interest in PBE on November 15, 2001, and accordingly, the impact of the change in accounting principle would have resulted in an equal and offsetting adjustment in the loss on the sale of PBE recorded by the Company.

The sum of the Company's 30% share of PBE's cumulative effect of change in accounting principle and the 2001 impact of the newly adopted accounting principle of € 1.7 million would have resulted in an equal and offsetting adjustment in the loss on the sale of PBE at November 15, 2001.

The following table summarizes related party transactions with PBE:

	January 1 to November 15, **2001** EURO
Sales	3,486
Purchases	270

9 Deferred Income Taxes

The items giving rise to the deferred tax liabilities, net were as follows:

	December 31,	
	2002 EURO	**2003** EURO
DEFERRED TAX ASSETS		
- Operating loss carry forwards	3,398	5,001
- Intercompany interest	1,672	1,905
- Intangible assets	3,206	2,158
- Inventories	724	898
- Provisions	672	272
- Other items	133	264
Total deferred tax assets, gross	**9,805**	**10,498**
- Valuation allowance	(8,859)	(9,834)
Total deferred tax assets, net	**946**	**664**
DEFERRED TAX LIABILITIES		
- Intangible assets	(4,811)	(3,882)
- Other items	(3)	(2)
Total deferred tax liabilities	**(4,814)**	**(3,884)**
Total deferred tax assets (liabilities)	**(3,868)**	**(3,220)**
DEFERRED TAX ASSETS		
- Current	389	110
- Non-current	557	554
	946	**664**
DEFERRED TAX LIABILITIES		
- Current	(775)	(772)
- Non-current	(4,039)	(3,112)
	(4,814)	**(3,884)**
Total deferred tax assets (liabilities)	**(3,868)**	**(3,220)**

The deferred tax assets for operating loss carry forwards are related to the US and Japanese operations of the Company. Under applicable US tax law, the carry forwards related to the Company's US operating losses of € 12.0 million expire during the periods of 2010 through 2023. The carry forwards related to the Company's Japanese operating losses amounting to € 1.4 million expire during the periods of 2004 through 2008, of which € 0.2 million will expire in 2004.

9 Deferred Income Taxes *Cont.*

A summary of activity in the valuation allowance on the deferred tax assets is as follows:

	2001 EURO	2002 EURO	2003 EURO
Balance at January 1,	1,161	1,677	8,859
Provision for allowance on deferred tax assets	492	7,214	2,777
Release due to expiration of net operating losses carried forward	-	-	(98)
Foreign currency translation	24	(32)	(1,704)
Balance at December 31,	**1,677**	**8,859**	**9,834**

The increase in the total valuation allowance for the year ended December 31, 2001, 2002 and 2003 was € 516, € 7,182 and € 975, respectively, principally due to uncertainty regarding the realization of the deferred tax assets of the Company's US and Japanese subsidiaries through future taxable income.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, the Company recorded a charge of € 6.0 million to establish a valuation allowance against its deferred tax asset consisting primarily of US net operating loss carry forwards and temporary differences. The Company determined that the valuation allowance was required based on recent US tax losses, which were given substantially more weight than forecasts of future profitability in the Company's evaluation of whether it is more likely than not that the US net operating loss carry forwards will be realized. Until the Company utilizes these US operating loss carry forwards, its income tax provision will reflect mainly domestic taxation. The US tax assets arising in 2003 have been written down to nil.

The deferred tax liabilities for intangible assets relate to temporary differences of intangible assets of Fico, Meco and Besi Die Handling.

10 Short-term Debt

At December 31, 2003, Fico had credit facilities of € 7,487 with ING Bank N.V. to meet working capital needs. At December 31, 2002 and 2003, no borrowings were outstanding under the revolving credit facilities. However, the amount that was available to be drawn under the line was reduced by € 161 and € 74 at December 31, 2002 and 2003, respectively, in outstanding bank guarantees. The credit facility agreement includes covenants requiring Fico to maintain certain financial ratios.

At December 31, 2003, Meco had credit facilities of € 5,899 with SNS Bank Nederland N.V. to meet working capital needs. At December 31, 2002 and 2003, no borrowings were outstanding under the revolving credit facilities. However, the amount that was available to be drawn under the line was reduced by € 162 and € 0 as of December 31, 2002 and 2003, respectively, in outstanding bank guarantees, and € 1,001 and € 483 as of December 31, 2002 and 2003, respectively, for foreign exchange contracts and check payments facilities. The credit facility agreement includes covenants requiring Meco to maintain certain financial ratios.

The Company was in compliance with, or had received waivers for, all loan covenants at December 31, 2002 and 2003.

11 Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,	
	2002 EURO	**2003** EURO
Advances from customers	4,234	1,563
Warranty provision	2,446	1,753
Income taxes	32	61
Other taxes and social security	516	631
Salaries and payroll related items	3,272	2,894
Accrued commissions	1,024	777
Development credits payable	528	577
Restructuring	1,281	521
Provision for purchase obligations	-	645
Deferred tax liabilities	775	772
Other	3,164	4,270
Total accrued liabilities	**17,272**	**14,464**

11 Accrued Liabilities *Cont.*

A summary of activity in the warranty provision is as follows:

	2001 EURO	2002 EURO	2003 EURO
Balance at January 1,	4,529	3,102	2,446
Provision (release) for loss on warranty	929	853	(368)
Addition due to acquisition of subsidiary	-	127	-
Cost for warranty	(2,360)	(1,613)	(292)
Foreign currency translation	4	(23)	(33)
Balance at December 31,	**3,102**	**2,446**	**1,753**

12 Restructuring Charges

In the second, third and fourth quarters of 2001, the Company adopted restructuring plans that included a total reduction of its global workforce (including temporary workers) by approximately 26%. These actions were necessitated by the semiconductor industry downturn that has resulted in a significant reduction in new orders received by the Company. These actions were taken (i) to better align the Company's cost structure with anticipated revenues and (ii) to improve manufacturing efficiency and productivity. In 2001, the Company recorded pre-tax restructuring charges of € 8.3 million (€ 5.5 million after tax) in connection with this reduction in workforce.

In the third quarter of 2002, the Company relocated its flip chip die attach operations from New Jersey to New Hampshire in the United States and consolidated these activities with its die sorting activities to form a single die handling systems business unit. Furthermore, in the fourth quarter of 2002, the Company adopted a restructuring plan that reduced the workforce of its die handling systems business unit by approximately 28%. The Company recorded a pre-tax restructuring charge of € 0.8 million (€ 0.6 million after tax) in connection with this relocation and reduction in workforce at its die handling systems' business.

Changes in the restructuring reserve were as follows:

	2001 EURO	2002 EURO	2003 EURO
Balance at January 1,	-	5,487	1,281
Additions	8,306	1,991	-
Releases	-	(1,201)	-
Impairment on assets	-	(107)	-
Cash payments	(2,819)	(4,889)	(760)
Balance at December 31,	**5,487**	**1,281**	**521**

The 2001 provision for the reduction in workforce included severance and other benefits for approximately 180 employees in the Netherlands and Asia. The additions to the restructuring reserve in 2002 related to higher than expected severance cost, later than expected final employment terminations and severance payments for the reduction in workforce in the United States and relocation cost. The releases in 2002 mainly relate to social security expenses and disabled personnel included for which we were not obliged to pay. Total remaining cash outlays for restructuring activities are expected to be € 0.5 million, which relate mainly to pension premiums to be paid for laid off employees over a period of two to five years.

13 Deferred Gain on Sale and Lease Back

On June 28, 2002, the Company sold the land and buildings of one of its subsidiaries in a sale and lease back transaction for € 6.5 million in cash. At the date of this transaction, the cost of the land and buildings totaled € 6.9 million and the net book value of this real estate amounted to € 5.4 million. The Company's gain on this transaction of € 1.1 million will be amortized and netted against rental expenses over the twelve and a half-year term of the operating lease. Gross rental expenses total € 0.6 million per annum. The total deferred gain on the sale and lease back as of December 31, 2002 and 2003 amounts to € 1,012 and € 927, respectively.

14 Long-term Debt and Capital Leases

	December 31,	
	2002 EURO	**2003** EURO
A. Long-term loan from De Nationale Investerings Bank N.V. ("NIB"), fixed interest rate at 8.85%	1,270	635
B. Subordinated debt, fixed interest rate at 9.125%	320	-
C. Capital lease of property Duiven, the Netherlands, Interest rate Interbancair rate + 0.9% (Interest rate at 4.10% at December 31, 2003)	7,450	7,173
D. Long-term loan from Industrial & Commercial Bank of China, Leshan, China (Average interest rate at 3.04% at December 31, 2003)	-	1,061
Capital leases at various interest rates	-	10
	9,040	**8,879**
Less: current portion	(1,228)	(934)
Total long-term debt and capital leases	**7,812**	**7,945**

A. Principal payments of € 159 are due quarterly and commenced on March 20, 2000. This term loan includes covenants requiring Fico to maintain certain financial ratios and to meet other non-financial requirements. The Company was in compliance with all applicable covenants at December 31, 2002 and 2003.

B. Final installments have been made in 2003.

C. The Company leases a building in Duiven, the Netherlands. The lease commenced in July 1997 and has a term of 15 years. The lease payment includes a variable interest rate component and was € 145 per quarter as of December 31, 2003. After 15 years the Company has the right to buy the building for € 5.1 million.

D. The long-term loan consist of a loan of € 290 denominated in Renminbi and two loans totaling € 771 denominated in US Dollar for the financing of the Company's activities in China. The interest rate is fixed for one year and amounts to 5.31% and 2.19%, respectively. Total repayment is due in September 2006. The loan is secured by a mortgage on the Company's premises in Leshan, China.

Aggregate required principal payments due on long-term debt and capital leases are as follows:

	Long-term debt EURO	**Capital lease** EURO
2004	645	579
2005	-	579
2006	1,061	579
2007	-	579
2008	-	579
2009 and thereafter	-	6,320
Total	**1,706**	**9,215**
Less: imputed interest		(2,042)
Less: current portion of capitalized lease obligation		(289)
Non-current portion of capitalized lease obligation		**6,884**

15 Employee Benefits

Pension Plans

The employees of the Dutch subsidiaries of BE Semiconductor Industries N.V. participate in a multi-employer union plan which consists of defined benefit determined in accordance with the respective bargaining agreements. Contributions under this multi-employer union plan were € 3,441 in 2001, € 2,935 in 2002 and € 3,354 in 2003. Contribution for defined contribution plans, which provide retirement benefits that cover substantially all other employees were € 414 in 2001, € 490 in 2002 and € 200 in 2003. The Company has no continuing obligations other than the annual payments.

The Company's US, Malaysian, Korean, Japanese and Chinese subsidiaries have retirement plans that are integrated with and supplement the governmental benefits provided in the laws of the United States of America, Malaysia, Korea, Japan and China, respectively.

Employee Stock Option Plans

In 1995, the Company established the BE Semiconductor Industries Incentive Plan 1995 (the "Incentive Plan 1995"). The Company granted 1,101,236 options on ordinary shares ("1995 Plan Shares") under the Incentive Plan 1995. During the years from 1995 to 2001, the Company made awards under the Incentive Plan 1995 to executive officers and senior employees of the Company. Options granted between 1999 and 2001 vest after three years. The Incentive Plan 1995 expired in 2001. Stock options granted under the Incentive Plan 1995 have exercise prices which were equal to the market price of the Company's ordinary shares on the date of grant.

In 2001, the Company established the BE Semiconductor Industries Incentive plan 2001 – 2005 (the "Incentive Plan 2001"). The total number of ordinary shares ("2001 Plan Shares") that the Company may issue under the Incentive Plan 2001, may not exceed 1.5% of the total number of ordinary shares outstanding in the applicable fiscal year, subject to adjustments for share splits, share dividends, recapitalizations and similar events. 2001 Plan Shares may consist, in whole or in part, of unauthorized and unissued ordinary shares or treasury shares. The Company anticipates that it will, on an annual basis, make awards under the Incentive Plan 2001 to executive officers and senior employees of the Company. Options granted in 2002 and 2003 vest after three years. Stock options granted under the Incentive Plan 2001 will have exercise prices equal to the market price of the Company's ordinary shares on the date of grant.

In the years 2000 through 2003, the Company granted stock options to all of its employees. The options vest after three years and have exercise prices equal to the market price of the Company's ordinary shares on the date of grant. These options receive variable accounting treatment. All other options granted by the Company receive fixed accounting treatment.

The Company accounts for stock-based compensation using the intrinsic value method. Accordingly, no compensation has been recorded for the stock options granted during 2001, 2002 and 2003, which received fixed accounting treatment.

15 Employee Benefits *Cont.*

For the stock options granted in 2001, 2002 and 2003 that receive variable accounting treatment, an amount of € 26, net of tax, was recognized as compensation cost based on the market value of the Company's ordinary shares as of December 31, 2003.

Financing of Stock Option Plans

Option plans that were issued in 1999 and 2000 were constructed with a virtual financing arrangement whereby Besi financed the fiscal value of the options granted to employees subject to the Dutch tax-regime. The loans issued under this arrangement are repayable to Besi on the exercised date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the respective loans are forgiven. Besi accrues a liability for the respective fiscal implication of this arrangement.

Following is a summary of changes in Besi options:

	2001		**2002**		**2003**	
	Number of options	Weighted average excercise price	Number of options	Weighted average excercise price	Number of options	Weighted average excercise price
		EURO		EURO		EURO
FIXED OPTION PLANS						
Outstanding, beginning of year	597,186	13.18	821,896	12.10	929,095	11.56
Options granted	253,066	9.51	223,337	9.32	162,905	3.46
Options expired	-	-	(51,692)	11.28	(53,598)	10.05
Options forfeited	(28,356)	11.90	(64,446)	10.90	(62,634)	12.14
Outstanding, end of year	**821,896**	**12.10**	**929,095**	**11.56**	**975,768**	**10.25**
Exercisable, end of year	**181,284**	**12.12**	**190,798**	**11.74**	**431,366**	**13.48**
VARIABLE OPTION PLANS						
Outstanding, beginning of year	-	-	67,983	9.55	122,710	9.23
Options granted	73,786	9.55	67,627	8.94	48,466	3.22
Options forfeited	(5,803)	9.55	(12,900)	9.44	(7,071)	7.26
Outstanding, end of year	**67,983**	**9.55**	**122,710**	**9.23**	**164,105**	**7.54**
Exercisable, end of year	-	-	-	-	-	-

15 Employee Benefits *Cont.*

Stock options outstanding and exercisable at December 31, 2003:

	Options outstanding			Options exercisable	
RANGE OF EXCERCISE PRICE	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price in EURO	Number of options	Weighted average excercise price in EURO
FIXED OPTION PLANS					
€ 3.22	144,339	5.25	3.22	-	-
€ 5.20 - € 7.70	50,200	2.28	6.30	37,200	6.35
€ 8.94 - € 10.31	529,063	3.54	9.69	142,000	9.80
€ 14.65 - € 17.90	252,166	2.44	16.61	252,166	16.61
VARIABLE OPTION PLANS					
€ 3.22	46,266	5.25	3.22	-	-
€ 8.94 - € 10.31	117,839	3.86	9.55	-	-

The fair value of the Company's option awards to employees was estimated using the Black-Scholes option-pricing model assuming no dividends, vesting after three years and the following weighted average assumptions:

	2001	2002	2003
Expected life (years)	5.8	5.7	5.7
Expected stock price volatility	54.1%	55.2%	55.0%
Risk-free rate	5.0%	4.9%	3.7%

The per share weighted average fair value of options granted during 2001, 2002 and 2003 was € 5.40, € 5.30 and € 1.85, respectively.

16 Share Capital

As of December 31, 2002 and December 31, 2003, the Company's authorized capital consisted of 55,000,000 ordinary shares, nominal value of € 0.91 per share, and 55,000,000 preference shares, nominal value € 0.91 per share. At December 31, 2002 and December 31, 2003, 30,898,228 and 30,794,660 ordinary shares, respectively, were outstanding. No preference shares were outstanding at December 31, 2002 and December 31, 2003.

On June 17, 2002, the Company announced that it had adopted a plan to repurchase up to 1,000,000 of the Company's ordinary shares from time to time. As of March 10, 2003, the Company had repurchased all 1,000,000 ordinary shares authorized under the repurchase program at an average price of € 5.22 per share. During 2003, the Company repurchased 103,568 ordinary shares at an average price of € 3.35 per share.

17 Financial Instruments

Foreign Exchange

Due to the international scope of the Company's operations, the Company is exposed to the risk of adverse movements in foreign currency exchange rates. The Company is primarily exposed to fluctuations in the value of the euro against the US dollar and dollar-linked currencies, since approximately 28% of the Company's sales are denominated in US dollar and dollar-linked currencies.

The Company seeks to protect itself from adverse movements in foreign currency exchange rates by hedging firmly committed sales contracts, which are denominated in US dollars or Japanese yen through the use of forward foreign currency exchange contracts. In addition, the Company also uses forward foreign currency exchange contracts to hedge accounts receivable that are denominated in a foreign currency. During 2002 and 2003, the Company did not have any derivative financial instruments that were held for trading or speculative purposes or that qualify as cash flow hedges. Forward exchange contracts used to hedge the foreign currency exposure resulting from assets and liabilities denominated in currencies other than the functional currency are accounted for as fair value hedges.

The Company has exposure to credit risk to the extent that the counterparty to the transaction fails to perform according to the term of the contract. The amount of such credit risk, measured as the fair value of all forward foreign currency exchange contracts that have a positive fair value position, was € 658 and € 551 at December 31, 2002 and 2003, respectively. The Company believes that the risk of significant loss from credit risk is remote, because it deals with credit-worthy financial institutions. The Company does not, in the normal course of business, demand collateral from the counterparties.

The following is a summary of the Company's forward foreign currency exchange contracts:

	December 31,	
	2002 EURO	**2003** EURO
To sell US dollars for euro	8,898	8,984
To buy euro for Japanese yen	-	1,052

17 Financial Instruments *Cont.*

At December 31, 2002 and 2003, unrealized gains on forward foreign currency exchange contracts that were designated as a hedge of firmly committed transactions amounted to € 685 and € 557, respectively.

Fair Value of Financial Instruments

The book value of the Company's financial instruments, which consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt, approximate their fair value due to the short maturity of those instruments and to the fact that interest rates are floating or approximate the rates currently available to the Company.

The fair value of the Company's forward foreign currency exchange contracts, which are estimated using pricing models based on the discounted cash flow method, had a positive value of € 658 at December 31, 2002 and a positive value of € 526 at December 31, 2003, respectively.

Foreign currency losses amounted to € 69, € 294 and € 348 for the years ended December 31, 2001, 2002 and 2003, respectively, and are reported as part of selling, general and administrative expenses.

18 Commitments and Contingencies

The Company leases certain facilities and equipment under operating leases. As of December 31, 2003, the required minimum lease commitments were as follows:

	EURO
2004	1,171
2005	901
2006	827
2007	766
2008	717
2009 and thereafter	4,234
Total	**8,616**

Committed rental expense was € 1.6 million, € 9.1 million and € 7.7 million as of December 31, 2001, 2002 and 2003, respectively. In addition, the Company has an unconditional obligation related to the purchase of equipment, materials and hiring of specific external technical staff totaling € 5.4 million as of December 31, 2003. Furthermore, the Company had contractual purchase obligations relating to the construction of manufacturing facilities of € 0.4 million at December 31, 2003.

Lease and rental expenses amounted to € 1.7 million, € 1.8 million and € 1.6 million for the years ended December 31, 2001, 2002 and 2003, respectively.

19 Research and Development Credits

The Company receives subsidies and credits for research and development from various governmental sources.

In 1994, the Company entered into research and development credit agreements with the Government of the Netherlands, Ministry of Economic Affairs, to fund research and development projects for a new generation of automated molding systems. If the Company generates sales of the products that were created using the amounts received under the grant, the Company is required to repay such amounts. The amount of repayment as a percentage of the realized sales of the related products was 6% in 1999 and 8.5% in 2000 and thereafter. Actual and contingent amounts repayable accrue interest. The interest rate was 6.15% between 1994 and 2003. The remaining amount (including interest) contingently repayable was € 4,547 and € 4,704 at December 31, 2002 and 2003, respectively. The amounts reflected in accrued liabilities at December 31, 2002 and 2003, with respect to sales of automated molding systems, were € 425 and € 105 respectively.

In 1996, the Company entered into research and development credit agreements with the Government of the Netherlands, Ministry of Economic Affairs, to fund research and development projects for a new generation of trim and form systems. If the Company generates sales of the products that were created using the amounts received under the grant, the Company is required to repay such amounts. The amount of repayment as a percentage of the realized sales of the related products was 6% in 1999 and 8.5% in 2000 and thereafter. Furthermore, 40% of sales of the prototype and related assets, to which the aid was related, are contingently repayable. Actual and contingent amounts repayable accrue interest. The interest rate was 6.3% between 1997 and 2003. The remaining amount (including interest) contingently repayable was € 1,295 and € 908 at December 31, 2002 and 2003, respectively. The amounts reflected in accrued liabilities at December 31, 2002 and 2003, with respect to sales of automated trim and form systems were € 103 and € 472, respectively.

The amounts of research and development subsidies and credits offset against research and development expenses amounted to € 290 in 2001, € 409 in 2002 and € 315 in 2003.

20 Segment, Geographic and Customers' Information

The Company designs, develops, manufactures, markets and services products for the semiconductor industry's "back-end" assembly operations, including (i) molding systems, trim and form integration systems ("packaging equipment") through its Fico subsidiary, (ii) selective plating and tin-lead plating systems and singulation systems ("plating and singulation equipment") through its Meco subsidiary, (iii) flip chip die attach and die sorting systems through its Besi Die Handling subsidiary ("die handling equipment"). In the third quarter of 2002, the Company consolidated its die attach equipment business and die sorting equipment business into a single die handling equipment business and has reclassified financial data for the die attach equipment business and die sorting equipment

20 Segment, Geographic and Customers' Information *Cont.*

business for prior periods. The accounting principles that are used for reporting the results of operations of the segments are the same accounting principles as used for the Company's consolidated financial statements. The measure of profit or loss used by the Company's chief operating decision maker to evaluate the performance for each operating segment is income (loss) before taxes and minority interest.

The following table summarizes selected financial data of the Company's packaging equipment, plating and singulation equipment, die handling equipment and the leadframes businesses:

	Packaging equipment	*Plating and singulation equipment*	*Die handling equipment*	*Lead frames*	*Corporate/ elimination*	*Total*
	EURO	EURO	EURO	EURO	EURO	EURO
Year ended December 31, 2001:						
Net sales	102,435	40,653	6,942	-	-	150,030
Depreciation and amortization	4,390	2,800	1,141	-	12	8,343
Restructuring charges	8,252	54	-	-	-	8,306
Interest income (expense), net	(1,798)	468	13	-	5,557	4,240
Income (loss) before taxes	(4,817)	1,143	(1,176)	-	4,704	(146)
Loss of affiliated companies	-	-	-	(16,314)	-	(16,314)
Capital expenditures	2,655	682	56	-	-	3,393
Long-lived assets	28,129	18,912	13,139	-	16	60,196
Long-term liabilities, non-group	8,720	320	-	-	-	9,040
Total assets	110,777	55,170	20,153	-	85,786	271,886
Year ended December 31, 2002:						
Net sales	50,981	24,665	7,582	-	-	83,228
Depreciation and amortization	4,066	2,110	539	-	11	6,726
Restructuring charges	-	-	786	-	-	786
Impairment of intangibles	-	-	3,302	-	-	3,302
Interest income (expense), net	(1,977)	495	(725)	-	5,602	3,395
Income (loss) before taxes	(5,511)	(2,228)	(9,715)	-	2,844	(14,610)
Minority interest	3	-	-	-	-	3
Capital expenditures	4,224	539	115	-	25	4,903
Long-lived assets	27,402	11,891	15,505	-	31	54,829
Long term liabilities, non-group	7,812	-	-	-	-	7,812
Total assets	104,317	59,791	18,910	-	61,980	244,998
Year ended December 31, 2003:						
Net sales	58,740	24,671	2,211	-	(122)	85,500
Depreciation and amortization	3,933	1,942	579	-	15	6,469
Impairment of intangibles	-	-	287	-	-	287
Interest income (expense), net	(929)	443	(1,798)	-	5,099	2,815
Income (loss) before taxes	(8,710)	(3,740)	(7,642)	-	3,253	(16,839)
Minority interest	50	-	-	-	-	50
Capital expenditures	10,128	1,284	458	-	19	11,889
Long-lived assets	32,833	11,104	12,552	-	32	56,521
Long term liabilities, non-group	7,945	-	-	-	-	7,945
Total assets	77,789	33,842	16,249	-	93,537	221,417

20 Segment, Geographic and Customers' Information *Cont.*

The following table summarizes net sales, net income (loss), long-lived assets and total assets of the Company's operations in the Netherlands, the United States of America and Asia Pacific, the significant geographic areas in which the Company operates. Intra-area sales are based on the sales price to unaffiliated customers:

	The Netherlands	United States	Asia Pacific	Intangible assets	Elimination	Total
	EURO	EURO	EURO	EURO	EURO	EURO
Year ended December 31, 2001						
Net sales	133,211	9,334	14,246	-	(6,761)	150,030
Net loss	(12,144)	(691)	(243)	(3,803)	(97)	(16,978)
Long-lived assets	24,787	139	3,540	31,730	-	60,196
Total assets	420,726	42,011	30,615	31,730	(253,196)	271,886
Year ended December 31, 2002						
Net sales	79,620	9,203	8,435	-	(14,030)	83,228
Net income (loss)	332	(11,698)	(136)	(4,922)	(587)	(17,011)
Long-lived assets	19,846	302	2,955	31,726	-	54,829
Total assets	422,139	41,404	14,048	31,726	(264,319)	244,998
Year ended December 31, 2003						
Net sales	78,854	3,617	8,941	-	(5,912)	85,500
Net income (loss)	(4,544)	(7,017)	27	(1,947)	(16)	(13,497)
Long-lived assets	24,582	446	5,072	26,421	-	56,521
Total assets	350,230	14,308	15,742	26,061	(184,924)	221,417

The following table represents the geographical distribution of the Company's net sales to unaffiliated companies:

	Year ended December 31,		
	2001	**2002**	**2003**
	EURO	EURO	EURO
Europe and Rest of World	47,766	28,307	26,731
United States	33,323	10,107	3,452
Malaysia	27,319	16,638	21,306
Other Asia Pacific	41,622	28,176	34,011
Total net sales	**150,030**	**83,228**	**85,500**

The following table represents export sales by the Company's Netherlands operations to unaffiliated customers that exceeded 10% of total net sales in each year:

	Other Europe	United States	Malaysia	Rest of the World	Total
	EURO	EURO	EURO	EURO	EURO
YEAR ENDED					
December 31, 2001	45,344	20,431	23,100	34,910	123,785
December 31, 2002	25,863	-	14,390	27,477	67,730
December 31, 2003	26,191	-	18,576	30,017	74,784

The Company's net sales are generated primarily by shipments to Asian manufacturing operations of leading US and European semiconductor manufacturers and, to a lesser extent, Taiwanese and other Asian manufacturers and subcontractors. The following table presents sales to specific customers that exceeded 10% of total net sales in each year.

	Year ended December 31,		
	2001	**2002**	**2003**
	EURO	EURO	EURO
Customer:			
A	25,890	19,627	26,664
B	16,102	12,161	-

21 Remuneration Management Board and Supervisory Board

Aggregate cash compensation paid or accrued by the Company for its management including members of the Board of Management of the Company was € 1,977 in 2001, € 1,719 in 2002 and € 1,561 in 2003. Amounts accrued to provide pension, retirement or similar benefits to these individuals, as a group, were € 187 in 2001, € 220 in 2002 and € 217 in 2003. The cash compensation of the individual executive members of the Management Board for the year ended December 31, 2002 and 2003 was as follows:

(In euros)

	Year ended December 31, 2002			**Year ended December 31, 2003**		
	Salaries	Bonus [3]	Pension	Salaries	Bonus [3]	Pension
R.W. Blickman	297,684	-	54,326	298,210	-	54,326
J. W. Rischke [1]	137,948	-	32,367	-	-	-
M.A.H. Wartenbergh [2]	-	-	-	114,480	-	14,329

(1) Executive member of the Management Board until October 23, 2002; remuneration relates to the period until October 23, 2002.

(2) Executive member of the Management Board as from March 27, 2003; remuneration relates to the period as from March 27, 2003 to December 31, 2003.

(3) Bonus is included in the year to which it relates.

21 Remuneration Management Board and Supervisory Board *Cont.*

Details of options held by the Board of Management in the ordinary shares of BE Semiconductor Industries N.V. were as follows:

	Jan.1, 2003	Granted in 2003	Exercised in 2003	Expired in 2003	Dec. 31, 2003	Exercise price EURO	Expiration date
R.W. Blickman	20,042	-	-	20,042	-		
	8,500	-	-	-	8,500	6.35	29-4-2005
	20,000	-	-	-	20,000	17.90	17-4-2006
	142,000	-	-	-	142,000	9.80	5-12-2006
	40,000	-	-	-	40,000	9.55	2-5-2007
	36,000	-	-	-	36,000	8.94	30-4-2008
	-	35,042	-	-	35,042	3.22	26-3-2009
M.A.H. Wartenbergh	8,000	-	-	-	8,000	9.55	2-5-2007
	9,600	-	-	-	9,600	8.94	30-4-2008
	-	9,600	-	-	9,600	3.22	26-3-2009

Loans outstanding relating to the stock options to the executive members of the Management Board amounted to € 286,795 (in euros) as of December 31, 2003 (details financing see Note 15 Employee Benefits). The principal amount and other loan conditions did not change since the inception of the loan agreement in 1999.

The total remuneration of the individual members of the Supervisory Board members for the year ended December 31, 2002 and 2003 was as follows:

(In euros)	Year ended December 31,	
	2002	**2003**
W. D. Maris	15,882	15,882
E. B. Polak	15,882	15,882
D. Sinninghe Damsté	15,882	15,882
T. de Waard	15,882	15,882

In 2002 and 2003, part of the cash compensation to the Supervisory Board members has been replaced by the acceptance of granting of options by three Supervisory Board members. The fair value of the option awards to the Supervisory Board members was estimated using the Black-Scholes option-pricing model. Total remuneration did not change compared to the remuneration approved by the General Meeting of Shareholders.

Details of options held by the Supervisory Board in the ordinary shares of BE Semiconductor Industries N.V. were as follows:

	Jan.1, 2003	Granted in 2003	Exercised in 2003	Expired in 2003	Dec. 31, 2003	Exercise price EURO	Expiration date
E. B. Polak	1,322	-	-	-	1,322	8.94	30-4-2008
	-	3,667	-	-	3,667	3.22	26-3-2009
D. Sinninghe Damsté	1,322	-	-	-	1,322	8.94	30-4-2008
	-	3,667	-	-	3,667	3.22	26-3-2009
T. de Waard	1,322	-	-	-	1,322	8.94	30-4-2008
	-	3,667	-	-	3,667	3.22	26-3-2009

22 Selected Operating Expenses and Additional Information

Personnel expenses for all employees were as follows:

	Year ended December 31,		
	2001 EURO	2002 EURO	2003 EURO
Wages and salaries	31,456	27,824	26,730
Social security expenses	3,226	3,407	2,692
Pension and retirement expenses	2,739	2,352	2,385
Total personnel expenses	**37,421**	**33,583**	**31,807**

The average number of employees during 2001, 2002 and 2003 was 819, 673 and 694, respectively.

The total number of personnel employed per sector was:

	Year ended December 31,		
	2001	2002	2003
Sales and Marketing	133	120	114
Manufacturing and Assembly	475	371	459
Research and Development	66	78	90
General and Administrative	72	73	83
Total number of personnel	**746**	**642**	**746**

As of December 31, 2001, 2002 and 2003 a total of 545, 460 and 464 persons, respectively, were employed in the Netherlands.

23 Interest Income

The components of interest income, net were as follows:

	Year ended December 31,		
	2001 EURO	2002 EURO	2003 EURO
Interest income	5,053	4,166	3,423
Interest expense	(813)	(771)	(608)
Interest income, net	**4,240**	**3,395**	**2,815**

24 Income Taxes

The components of income (loss) before income taxes and equity in loss of affiliated companies and minority interest were as follows:

	Year ended December 31,		
	2001 EURO	**2002** EURO	**2003** EURO
Domestic	1,796	(2,867)	(9,088)
Foreign	(1,942)	(11,743)	(7,751)
Total	**(146)**	**(14,610)**	**(16,839)**

The Netherlands domestic statutory tax rate is 35% for the year ended December 31, 2001 and 34.5% for the years ended December 31, 2002 and 2003. The reconciliation between the actual income taxes (benefit) shown in the Consolidated Statements of Operations and the benefit that would be expected based on the application of the domestic tax rate to loss before taxes and equity in loss of affiliated companies and minority interest, is as follows:

	Year ended December 31,		
	2001 EURO	**2002** EURO	**2003** EURO
"Expected" income tax benefit based on domestic rate	(51)	(5,040)	(5,810)
Non deductible expenses	214	126	142
Goodwill impairment	-	1,255	-
Foreign tax rate differential	(127)	(249)	(214)
Tax exempt income	(17)	(904)	(32)
Increase in valuation allowance	492	7,214	2,777
Other	7	2	(155)
Income taxes (benefit) shown in Statements of Operations	**518**	**2,404**	**(3,292)**

The sale of the Company's 30% interest in PBE on November 15, 2001, was a non-taxable event and as a result no tax benefit relating to the loss incurred on the sale has been recorded. In the fourth quarter of fiscal year 2002, as part of the income tax provision for the period, the Company recorded a charge of € 6.0 million through the establishment of a valuation allowance against its deferred tax asset consisting primarily of US net operating loss carry forwards and temporary differences. The Company determined that the valuation allowance was required based on its recent losses, which are given substantially more weight than forecasts of future profitability in the evaluation. Until the Company utilizes these US operating loss carry forwards, its income tax provision will reflect mainly domestic taxation. The increase in valuation allowance at December 31, 2002 as compared to December 31, 2001 represents an adjustment of the beginning of the year valuation allowance to an amount of € 4.2 million due to a change in circumstances that caused a change in the judgement about the realizability of the related deferred tax asset in future years.

24 Income Taxes *Cont.*

The Company's provision for income taxes (benefit) consisted of the following:

	Year ended December 31,		
	2001 EURO	**2002** EURO	**2003** EURO
CURRENT:			
- domestic	1,599	(151)	(2,416)
- foreign	460	152	(266)
DEFERRED:			
- domestic	(756)	(1,181)	(719)
- foreign	(785)	3,584	109
	518	**2,404**	**(3,292)**

25 Earnings per Share

The following table reconciles shares outstanding at the beginning of the year to average shares outstanding used to compute a loss per share:

	Year ended December 31,		
	2001	**2002**	**2003**
Shares outstanding at beginning of the year	31,794,675	31,794,675	30,898,228
Weighted average shares issued during the year	-	-	-
Weighted average shares converted from priority shares to ordinary shares	-	-	-
Weighted average repurchased shares	-	(332,193)	(84,547)
Average shares outstanding – basic	**31,794,675**	**31,462,482**	**30,813,681**
Dilutive shares contingently issuable upon the exercise of stock options	-	-	-
Shares assumed to have been repurchased for treasury with assumed proceeds from the exercise of stock options	-	-	-
Average shares outstanding – assuming dilution	**31,794,675**	**31,462,482**	**30,813,681**

For purposes of computing diluted earnings per share, weighted average ordinary share equivalents do not include stock options with an exercise price that exceeds the average fair market value of the Company's ordinary shares for the period, because the impact on earnings (loss) would be anti-dilutive. For the years ended December 31, 2001, 2002 and 2003, all options to purchase ordinary shares were excluded from the calculation of diluted loss per share as the effect would be anti-dilutive due to the Company's loss for those years.

26 Supplemental Cash Flow Information

On January 4, 2002, the Company acquired Laurier. The following is a summary of the net cash paid for acquisition:

	USD
Fair value of assets	12,632
Liabilities	(3,268)
Acquisition cost	(452)
Cash paid	**8,912**
Less: cash acquired	(1)
Net cash paid for acquisition	**8,911**

27 Subsequent Event

On February 6, 2004, the Company sold land and buildings of the Duiven subsidiaries in a conditional sale and lease back transaction for € 14.9 million in cash. At the date of the transaction, the net book value of the real estate sold will be approximately equal to the selling price of the real estate. Any gain on this transaction will be deferred and amortized and netted against rental expenses over the term of the lease. Gross rental expenses will amount to € 1.3 million per annum.

The Company will grant the buyer a € 3.0 million loan for a maximum period of 24 months. The loan can be repaid at any moment in time during the term of the loan. The loan is secured by a second mortgage on the land and buildings in the sale and lease back transaction. The loan bears 8.75% interest.

Additional Information

Appropriation of the Result

The Articles of Association (Article 21) provide that the Company can only distribute profits from its free distributable reserves. The Management Board proposes to allocate the loss for the year 2003 to the retained deficit. The Supervisory Board has approved this proposal.

The General Meeting of Shareholders approved the 2002 Statutory Financial Statements at March 27, 2003.

Preference Shares

Effective April 5, 2000, the authorized share capital was divided into 55,000,000 ordinary shares, nominal value € 0.91 per ordinary share and 55,000,000 preference shares, nominal value € 0.91 per preference share. Also effective April 5, 2000, 250 outstanding priority shares were converted into 250 ordinary shares and the class of priority shares was eliminated.

In April 2000, the foundation "Stichting Continuïteit BE Semiconductor Industries" was established. The board of the foundation consists of five members, four of whom shall be independent of BE Semiconductor Industries N.V. and one of whom shall be a member of its Supervisory Board. The purpose of the foundation is to safeguard the interests of the Company, the enterprise connected therewith and all the parties having an interest therein and to exclude as much as possible influences which could threaten, among other things, the continuity, independence and identity of the Company contrary to such interests.

By agreement of April 2002 between the Company and the foundation, the foundation has been granted a call option pursuant to which it may purchase a number of preference shares up to a maximum of 55,000,000 shares. Until the call option is exercised by the foundation, it can be revoked by the Company, with immediate effect. However, the Company will not be entitled to revoke the call option within one year after the execution of the option agreement.

Declaration of Independence

The Board of Management of BE Semiconductor Industries N.V. and the Board of Management of Stichting Continuïteit BE Semiconductor Industries declare that, in their collective judgement, the criteria referred to in Appendix X of the Listing and Issuing Rules of Euronext Amsterdam, pertaining to the independence of the Stichting Continuïteit BE Semiconductor Industries, have been met.

Drunen, February 10, 2004

Board of Management of
BE Semiconductor Industries N.V.

Board of Management of
Stichting Continuïteit BE Semiconductor Industries

The Board of Management of the Stichting Continuïteit BE Semiconductor Industries comprises:

J. Ekelmans (Chairman)	Board Member B
P.C.W. Alberda van Ekenstein	Board Member B
J.N. de Blécourt	Board Member B
W.D. Maris	Board Member A
J.W. Termijtelen	Board Member B




Corporate

SUPERVISORY BOARD

Willem D. Maris (1939)
Chairman
Dutch nationality
Appointed 2000 – 2004
Additional functions:
Member Supervisory Board Vanderlande Transport Mechanismen B.V., Member Board of Directors of Photronics Inc. and FSI International Inc.

Evert B. Polak (1944)
Dutch nationality
Appointed 2000 – 2004
Additional function:
Chairman Supervisory Board of PSV Stadium B.V.

Dick Sinninghe Damsté (1939)
Dutch nationality
Appointed 2000 – 2004
Additional functions:
Chairman Supervisory Board of H.I.T.T. N.V., Member Supervisory Board of Vedior N.V. and NKI/AvL

Tom de Waard (1946)
Managing Partner Clifford Chance Amsterdam
Dutch nationality
Appointed 2000 - 2004
Additional function:
Member Supervisory Board of STMicroelectronics N.V.

THE SUPERVISORY BOARD HAS FORMED THE FOLLOWING COMMITTEES

Audit Committee
Members: Dick Sinninghe Damsté, Willem Maris, Evert Polak, Tom de Waard

Remuneration Committee
Members : Willem Maris, Tom de Waard

The remuneration of the members of the Supervisory Board does not depend on the results of the Company. None of the members of the Supervisory Board personally maintains a business relationship with the Company other than as member of the Supervisory Board. Three of the members of the Supervisory Board own 4,989 options each on shares of the Company.

BOARD OF MANAGEMENT

Richard W. Blickman (1954)
President and Chief Executive Officer, Chairman

Teun A.H. Wartenbergh (1957)
COO and Executive Member

Hans A. Wunderl (1951)
Managing Director of Besi Die Handling, to be appointed as Executive Member as of March 25, 2004

Cor te Hennepe (1958)
Director of Finance

Hugo F. Menschaar (1946)
Director Corporate Technology

Guustaaf P.W. Savenije (1957)
CTO

OTHER MEMBERS OF MANAGEMENT

Jaap H.M. Beijersbergen (1963)
Director Sales of Besi

Willy M. Enzing (1959)
Managing Director of
Fico Trim and Form
Integration Systems

Robert J. Foppen (1947)
Worldwide Sales and Marketing
Manager of Besi Plating, formerly Meco

Paul A. Govaert (1956)
Managing Director
of Fico Tooling

Frans J.M. Jonckheere (1959)
Managing Director of Besi Plating,
formerly Meco

Gerard A. in 't Veld (1956)
Managing Director of Besi Singulation,
formerly Meco

OTHER INFORMATION

CORPORATE OFFICE
Marconilaan 4
5151 DR Drunen
The Netherlands
Tel. 31 416 384 345
Fax 31 416 384 543
www.besi.com
e-mail: info@besi.nl
investor.relations@besi.nl

TRANSFER AGENT AND REGISTRAR
The Bank of New York
New York, U.S.A.

INDEPENDENT AUDITOR
KPMG Accountants N.V.
's-Hertogenbosch,
the Netherlands

LEGAL COUNSEL
Stibbe
Amsterdam, the Netherlands

LEGAL COUNSEL IN U.S.A.
Hale and Dorr LLP,
Counselors at Law, Boston,
Massachusetts, U.S.A.

TRADE REGISTER
Chamber of Commerce
's-Hertogenbosch,
the Netherlands
Number 09092395

FORM 20-F
A copy of BE Semiconductor Industries N.V.'s
Form 20-F as filed with the US
Securities and Exchange
Commission is available
without charge by writing
to the Company.

STATUTORY FINANCIAL STATEMENTS
The statutory financial
statements of BE
Semiconductor Industries N.V.,
Fico B.V. and Meco
International B.V. are prepared
in accordance with legal
requirements in the
Netherlands. Copies of these
financial statements are
available to shareholders upon
written request to the
Company.

ANNUAL GENERAL MEETING

The Annual General Meeting of
Shareholders will be held at
2 p.m., on March 25, 2004
at Beursplein 5,
1012 JW Amsterdam,
the Netherlands.





EUROPE

BE Semiconductor Industries N.V.
Marconilaan 4
5151 DR Drunen
The Netherlands
Tel. (31) 416 384345
Fax (31) 416 384543

Fico B.V.
Fico Molding Systems B.V.
Ratio 6
6921 RW Duiven
The Netherlands
Tel. (31) 26 3196100
Fax (31) 26 3196200

Fico Trim & Form Integration Systems B.V.
Ratio 6
6921 RW Duiven
The Netherlands
Tel. (31) 26 3193600
Fax (31) 26 3113831

Fico Tooling B.V.
Ratio 6
6921 RW Duiven
The Netherlands
Tel. (31) 26 3194500
Fax (31) 26 3194501

Fico Tooling B.V.
Boschstraat 10
6442 PB Brunssum
The Netherlands
Tel. (31) 45 5253597
Fax (31) 45 5252588

Meco International B.V.
Meco Equipment Engineers B.V.
Marconilaan 2
5151 DR Drunen
The Netherlands
Tel. (31) 416 384384
Fax (31) 416 384300

Rydon Technology Ltd.
(sales representative)
66 Upper Headland Park Road, Preston, Paignton
Devon TQ3 1JF
United Kingdom
Tel. (44) 1803 526939
Fax (44) 1803 522952

Electronic Production Partners GmbH
(sales representative)
Lochhamer Schlag 17
82166 Graefielding
Germany
Tel. (49) 898 2996919
Fax (49) 898 2998999

USA

BE Semiconductor Industries USA, Inc.
Fico America, Inc.
224 E. Chilton Drive
Suite # 9,
Chandler, AZ 85225
USA
Tel. (1) 480 4978190
Fax (1) 480 4979104

Besi Die Handling, Inc.
10 Tinker Avenue
Londonderry, NH 03053
USA
Tel. (1) 603 6264700
Fax (1) 603 6264242

Fico America, Inc.
15720 Winchester Blvd.
Suite # 4,
Los Gatos, CA 95030-3337
USA
Tel. (1) 408 3994580
Fax (1) 408 3994582

Fico America, Inc.
3630 North Josey Lane
Suite # 100,
Carrollton, TX 75007-3143
USA
Tel. (1) 972 3952106
Fax (1) 972 3952116

Meco Equipment Engineers Inc.
445 Bryant Blvd.
Rock Hill, SC 29732
USA
Tel. (1) 803 3661780
Fax (1) 803 3297382

Micro Product Sales
(sales representative)
P.O. Box 163
Palatine, IL 60078
USA
Tel. (1) 847 3048250
Fax (1) 847 3048251

PPI Systems
(sales representative)
560, Stokes Road
Suite 23 394
Medford, NJ 08055
USA
Tel. (1) 609 9538687
Fax (1) 609 6541182

ASIA

Fico Asia Sdn. Bhd.
3 Jalan 26/7
Section 26
40000 Shah Alam
Selangor Darul Ehsan
Malaysia
Tel. (60) 3 51911799
Fax (60) 3 51914009

Fico Asia (Penang)
765-B, Jalan Sultan Azian Shah
Sungai Nibong
11900 Penang
Malaysia
Tel. (60) 4643 6015
Fax (60) 4643 2893

Fico Asia (Thailand)
19/106.M-23 801
Pradau 4
Put-ta-mol-thon Road 1
Bangramad, Thalingchan
Bangkok 10170
Thailand
Tel. (66) 2887 7659
Fax (66) 2887 7659

Fico Sales & Service Pte. Ltd.
73, Merryn Road
Singapore 298518
Tel. (65) 6100 2700 - (65) 9387 0451
Fax (65) 6399 2700

Meco Equipment Engineers (Far East) Pte. Ltd.
40, Jalan Pemimpin
#04-06A
Tat Ann Building
Singapore 577185
Tel. (65) 6255 2722
Fax (65) 6255 6766

Besi Shanghai R.O.
Room 1123, No. 511
Weihai Road
Shanghai
China 200041
Tel. (86) 21 62721547
Fax (86) 21 62717821

Fico Tooling Leshan Co. Ltd.
High Tech Zone, Leshan, Sichuan, China, 614012
Tel. (86) 833 2596385
Fax (86) 833 2596368

Ampoc Trading (Shanghai) Ltd.
(sales representative)
3F, No. 321, Qianjin M-Road,
Kun Shan, Jiang Su, China
Tel. (86) 512 57316702
Fax (86) 512 57358670

Ampoc Dong Guan Ltd.
(sales representative)
Rm. 409, JunDa Business Centre,
#23 Dong Cheng Da Dao, DongGuan City, Guang Dong, China
Tel. (86) 769 2346469
Fax (86) 769 2346465

W.J.H. Trading Co. Ltd.
(sales representative)
Room 309, Jintai Guofeng Building, No. 14 East Shui Duizi Road, Chaoyang District, Beijing
China
Tel. (86) 108 5963752
Fax (86) 108 5984460

Ampoc Far-East Co. Ltd.
(sales representative)
No. 5, Ting-An Road
Chung-Li Industrial Zone
Chung-Li City, Taiwan
Tel. (886) 3 4617200
Fax (886) 3 4617260

Fico Asia (Philippines)
3rd Floor EM Arcade
Km. 30 National Highway
San Pedro, Laguna
Philippines, Zip 4023
Tel. (63) 2 520 3201
Fax (63) 2 869 2143

Besi Philippines R.O.
8F, Unit 802 Cityland
Pasong Tamo Towers
2210 Pasong Tamo Street
Makati City, Philippines
Tel. (63) 2894 2652
Fax (63) 2892 5210

Fico Hong Kong Ltd.
2/F Possehl Building
14-18 Ma Kok Street
Tsuen Wan, N.T.
Hong Kong
Tel. (852) 2512 1723
Fax (852) 2512 1732

Besi Japan Co., Ltd.
Nakamura Building, 6F
31-7, Shinbashi 4-chome
Minato-ku
Tokyo 105-0004, Japan
Tel. (81) 3343 41251
Fax (81) 3343 41252

Besi Korea Ltd.
2F, Sinkwang-Building
114-2, Bangi-Dong
Songpa-Ku, Seoul
Korea
Tel. (82) 2449 5725
Fax (82) 2415 9820

Yubong Corporation
(sales representative)
Woongzin Bldg., 5th Floor, 682-2 Deungchon-dong, Kangseo-ku,
Seoul 157-030, Korea
Tel. (82) 2 3663 1801
Fax (82) 2 3663 7277

Isoo Corporation
(sales representative)
Room 203, Sinseng Building,
94-3 Dandae-Dong
Sukung-Ku, Sungnam-City
Korea
Tel. (82) 317 421387
Fax (82) 317 421388

MIDDLE EAST

Simchem Agencies Ltd.
(sales representative)
P.O. Box 174
76101 Rehovot
Israel
Tel. (972) 8949 1151
Fax (972) 8945 4459

Segen Technologies Ltd.
(sales representative)
13 Shalitay Hagiborim
Elkana 44814
Israel
Tel. (972) 3936 3106
Fax (972) 3936 2030


Always
Ahead


Besi